P.E
12/31/05

MICROVISION

06044401

> MICROVISION, INC. 2005 ANNUAL REPORT

E:INVENTION

RE : DEFINE

With focus on improved operations and sustainable business opportunities, we have five core initiatives in 2006. These are as follows:

2006 Priorities

Grow product revenue and margins.

Focus and deliver on a vital few OEM product development growth opportunities.

Reduce operating loss.

Improve quality and customer centricity.

Improve organizational effectiveness: Restructure business, nurture a culture of growth and accountability and reward top talent.

Dear Fellow Shareholders:

In the fourth quarter of 2005, we assessed our business and organization and subsequently developed a new operating blueprint for Microvision. We are fundamentally reinventing the Company through the implementation of a new direction, new growth strategy, new leadership team, new operating mechanisms, new organizational structure, new culture and a new sense of urgency and accountability. As 2006 is the commencement year for institutionalizing our new blueprint, significant progress is underway.

> We announced a bold new vision for the Company: "To become an indispensable source for illuminating information," which entails our desire to be at the heart of every high-definition display and imaging product sold.

Key Decision-shaping Factors

To provide context for the decisions we made to reinvent Microvision, let me share some observations and assessments from my first few months after joining Microvision in the third quarter of 2005, prior to being named CEO. During this time period I met with many stakeholders to solicit their feedback and input. These stakeholders included investors, customers, partners, employees, industry leaders and financial analysts. From these discussions, and my own observations, it became clear that significant changes were necessary. Despite the strength and uniqueness of our technology, Microvision's business portfolio has yet to prove its full value due to its strategy and execution.

2005 was a year of mixed results. We had several important accomplishments which included top-line performance for the full fiscal year of $14.7M, solid execution on government programs and enhancement of our intellectual property portfolio centered around the disruptive Micro Electro-Mechanical Systems (MEMS) technology. It is a tribute to Microvision employees who, even amid all the rapid and monumental changes that were introduced in the latter portion of the year, delivered largely on their reformulated goals. On the other hand we did not establish a revenue funnel consistent with sustainable long-term growth. Our lack of market-driven decision making and desire to be "everything to everybody" took a toll on our ability and agility to pursue the extraordinary market opportunities that are in front of us. Our cost structure was not competitive and sustainable for long-term profitability and product margins suffered due to lack of sufficient product and transactional quality. Employee morale was another area identified for improvement. Consequently, after assessing our strengths and improvement areas, we initiated several business and organizational changes targeted at establishing a strong focus on our renewed mission of transforming the Company.

Vision in Action

In October of 2005 we developed, and in February of 2006 announced, a bold new vision for the Company: "To become an indispensable source for illuminating information," which entails our desire to be at the heart of every high-definition display and imaging product sold. Our exciting new core-growth

RE:FOCUS

We have a clear vision for the Company—*Microvision Inside*—and we are implementing the 2006 turnaround activities to become an indispensable source for illuminating information and a profitable enterprise with sustainable double-digit growth.

strategy and focus for 2006 and beyond, is centered around an embedded architecture we call Integrated Photonics Module (IPM™). The IPM will contain all the necessary features and functionality to become an image generator for many high-definition consumer, automotive, medical and military display and imaging devices developed and distributed by world-leading OEMs. This strategy will leverage our past and present MEMS technology developments and will include innovations in the areas of optics, light sources and electronics developed by Microvision and our partners. Our goal is ambitious, yet crystal clear—to have the same profound impact on the high-resolution display and imaging industry as Intel® microprocessors had on the computing industry. Key to this strategy is partnering with world-leading OEMs to design, develop and commercialize modular configurations of IPM that are targeted at different high-volume products and applications.

Our goal is ambitious, yet crystal clear—to have the same profound impact on the high-resolution display and imaging industry as Intel microprocessors had on the computing industry.

Defining Primary Focus

In 2006, we are focusing on three primary applications: Automotive head-up display (MicroHUD™), personal projection display (PicoP™) and personal color eyewear.

MicroHUD: The MicroHUD is anticipated to be a high-performance automotive product that will offer several important advantages to the driver, automotive OEMs and Tier 1 integrators, including performance, cost and form factor. The driver will benefit from viewing an image of significantly higher contrast and brightness than current displays that is crisp and distinctive under the full range of ambient light conditions. We expect to provide the OEMs and Tier 1 integrators a device that offers significantly smaller form factor, generates less heat and has the ability to be electronically configured to accommodate many different vehicles and windshields.

PicoP and Personal Color Eyewear: Consumer electronics represents our greatest market opportunity. Hundreds of millions of portable consumer handsets are sold each year. Increased bandwidth, cheaper storage and higher processing speed have driven a migration of new applications, previously only available on desktop or laptop computers, to mobile electronic devices. One impetus, however, remains the bottleneck: A small, quarter-VGA resolution display screen that limits device utility and consumer experience as well as revenue opportunities for handset manufacturers and content providers.

Two of our development initiatives defined in late 2005 are expected to focus on addressing this problem: PicoP (a tiny embedded projector) and personal color eyewear. The essential attributes required for such consumer products to be successful in the marketplace are size, cost, power and imaging performance. Microvision's technology offers inherent advantages that could yield superior solutions by providing a miniature, cost-effective, optically efficient scanning engine that can produce large, high-resolution and contrast images—what we like to call, "a large viewing experience in a small package".

2006 is our rebuilding year. We've added clarity, business priorities, laser focus on execution and quality, and put in place mechanisms to continually motivate and energize employees.

Leveraging Product Growth

Flic® Laser Bar Code Scanner: On the product side, we see positive growth in 2006 for the Flic Laser Bar Code Scanner. We have developed a solid sales pipeline in mobility, household and traditional Automated Identification and Data Capture (AIDC) markets while focusing on improving product quality, functionality and manufacturing capacity to maximize our opportunities in the handheld bar code scanner market.

Nomad® Display System: The Nomad Display System, our head-worn see-through monochrome display, is an application that could offer powerful capabilities. In 2005, however, our success was limited. The original go-to-market strategy and current product's functionality and cost have been prohibitive to segment growth. Our goal is to complete an assessment of the market viability of the existing product and to decide on the future of this product line.

Government Contracts

The U.S. Government has been a strong supporter of our technology over the years and in 2006 we will continue to pursue exciting, mutually rewarding opportunities together that further expand our technology foundation and translate it into military and commercial product offerings.

What to Expect from Microvision

- Market- and customer-driven decisions and agile response to market changes;
- Clear direction and focus on IPM and high-volume opportunities;
- More active control of our future by making decisions and taking actions that mitigate external dependencies;
- New business operating processes and mechanisms focused on lean enterprise;
- Quality at the center of everything we do; and
- A culture of growth and accountability where each employee will have direct ownership and a stake in Microvision's future.

Though the challenges ahead of us are real, 2006 is our rebuilding year. We've added clarity, business priorities, laser focus on execution and quality, and put in place mechanisms to continually motivate and energize employees. We are building something special at Microvision and we are committed to utilizing our energy, talents and resources to accelerate the exciting journey of discovery and growth.

I want to thank you for your continuous support and for being a part of this very dynamic company.

Sincerely,





Alexander Y. Tokman
President and Chief Executive Officer
July 2006

Selected Financial Data—2005

A summary of selected financial data as of and for the five years ended December 31, 2005 is set forth below:

Years ended December 31, (in thousands, except per share data)	**2005**	2004	2003	2002	2001
Statement of Operations Data					
Revenue	**$ 14,746**	$ 11,418	$ 14,652	$ 15,917	$ 10,762
Net loss available for common shareholders	**(30,284)**	(33,543)	(26,163)	(27,176)	(34,794)
Basic and diluted net loss per share	**(1.35)**	(1.56)	(1.46)	(1.93)	(2.85)
Weighted average shares outstanding, basic and diluted	**22,498**	21,493	17,946	14,067	12,200
Balance Sheet Data					
Cash and cash equivalents	**$ 6,860**	$ 1,268	$ 10,700	$ 9,872	$ 15,587
Investments available-for-sale	**—**	—	11,078	5,304	18,065
Working capital	**(4,723)**	903	19,781	14,511	33,098
Total assets	**23,363**	25,538	33,918	32,267	54,055
Long-term liabilities	**4,412**	52	2,204	1,480	552
Mandatorily redeemable preferred stock	**4,166**	7,647	—	—	—
Total shareholders' equity	**(3,509)**	7,190	23,295	17,416	32,326

Lumera was deconsolidated in July 2004.

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MICROVISION, INC.

We have completed integrated audits of Microvision's 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule In our opinion, the consolidated financial statements listed in the accompanying index, present fairly, in all material respects, the financial position of Microvision Inc. and its subsidiary at December 31, 2005 and December 31, 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that Microvision, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred losses since inception, including a net loss of $30.3 million for the year ended December 31, 2005 and its accumulated deficit was $215.7 million at December 31, 2005. Additionally, the Company anticipates requiring additional financial resources to fund its operations at least through December 31, 2006. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Internal control over financial reporting Also, in our opinion, management's assessment, included in *Management's Report on Internal Control Over Financial Reporting* appearing under Item 9A (b) that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Seattle, Washington
March 15, 2006

Consolidated Balance Sheets

	December 31, 2005	December 31, 2004
Assets		
Current assets		
Cash and cash equivalents	$ 6,860	$ 1,268
Accounts receivable, net of allowances of $264 and $193	1,380	5,227
Costs and estimated earnings in excess of billings on uncompleted contracts	1,204	597
Inventory	759	3,167
Current resricted cash and investments	1,856	--
Other current assets	1,512	1,293
Total current assets	13,571	11,552
Investment in Lumera	3,582	10,201
Property and equipment, net	2,902	2,318
Restricted investments	1,000	1,238
Restricted investment in Lumera	2,184	--
Other assets	124	229
Total assets	$ 23,363	$ 25,538
Liabilities, Mandatorily Redeemable Convertible Preferred Stock and Shareholders' (Deficit) Equity		
Current liabilities		
Accounts payable	$ 2,328	$ 2,624
Accrued liabilities	4,513	4,538
Allowance for estimated contract losses	--	53
Billings in excess of costs and estimated earnings on uncompleted contracts	51	3,318
Liability associated with common stock warrants	3,452	--
Current portion of notes payable	7,896	--
Current portion of capital lease obligations	32	39
Current portion of long-term debt	22	77
Total current liabilities	18,294	10,649
Notes payable, net of current portion	1,447	--
Liability associated with embedded derivative feature	1,368	--
Capital lease obligations, net of current portion	105	9
Long-term debt, net of current portion	--	22
Deferred rent, net of current portion	1,492	21
Total liabilities	22,706	10,701
Commitments and contingencies (note 14)	--	--
Mandatorily redeemable convertible preferred stock, par value $.001; 25,000 shares authorized; 5 and 10 shares issued and outstanding (liquidation preference of $5,000 and $10,000)	4,166	7,647
Shareholders' (Deficit) Equity		
Common stock, par value $.001; 73,000 shares authorized; 25,138 and 21,509 shares issued and outstanding	25	22
Additonal paid-in capital	212,993	196,929
Deferred compensation	(85)	(305)
Subscriptions receivable from related parties	--	(166)
Receivables from related parties, net	(792)	(1,823)
Accumulated deficit	(215,650)	(187,467)
Total shareholders' (deficit) equity	(3,509)	7,190
Total liabilities, mandatorily redeemable convertible preferred stock and shareholders' equity	$ 23,363	25,538

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

	Years Ended December 31, 2005	2004	2003
Contract revenue	$ 11,386	$ 8,821	$ 13,517
Product revenue	3,360	2,597	1,135
Total revenue	14,746	11,418	14,652
Cost of contract revenue	6,456	5,539	5,988
Cost of product revenue	8,636	3,868	1,058
Total cost of revenue	15,092	9,407	7,046
Gross margin	(346)	2,011	7,606
Research and development expense (exclusive of non-cash compentsation expense of $0, $548, and $1,006 for 2005, 2004 and 2003, respectively)	6,587	14,709	23,316
Sales, marketing, general and administrative expense (exclusive of non-cash compensation expense of $429, $1,570 and $1,150 for 2005, 2004 and 2003 respectively)	19,923	19,228	15,827
Non-cash compensation expense	429	2,118	2,156
Total operating expenses	26,939	36,055	41,299
Loss from operations	(27,285)	(34,044)	(33,693)
Interest income	263	272	381
Interest expense	(3,253)	(151)	(51)
Gain on derivative features of notes payable, net	5,975	--	--
Loss on debt extinguishment	(3,313)	--	--
Other income(expense)	(28)	(1)	75
Loss before minority interests and equity in losses of Lumera	(27,641)	(33,924)	(33,288)
Minority interests in loss of consolidated subsidiary	--	2,438	7,125
Equity in losses of Lumera	(3,242)	(1,711)	--
Gain on sale of securities of equity subsidiary	2,700	--	--
Net loss	(28,183)	(33,197)	(26,163)
Less: Stated dividend on mandatorily redeemable convertible preferred stock	(280)	(108)	--
Accretion to par value of preferred stock	(637)	(238)	--
Inducement for conversion of preferred stock	(1,184)	--	--
Net loss available for common shareholders	$ (30,284)	$ (33,543)	$ (26,163)
Net loss per share basic and diluted	$ (1.35)	$ (1.56)	$ (1.46)
Weighted-average shares outstanding basic and diluted	22,498	21,493	17,946

The accompanying notes are an integral part of consolidated financial statements.

Consolidated Statements of Mandatory Redeemable Convertible Preferred Stock and Shareholders' Equity

	Mandatorily redeemable convertible preferred stock		*	
	Shares	Par Value	Shares	Value
Balance at December 31, 2004	10	7,647	21,509	22
Issuance of stock, options and warrants to non-employees for services	--	--	7	--
Deferred compensation on stock options	--	--	--	--
Amortization of deferred compensation	--	--	--	--
Exercise of warrants and options	--	--	5	--
Sales of common stock	--	--	2,171	2
Conversion of preferred stock	(5)	(4,539)	855	1
Conversion of senior secured exchageable covertible notes	--	--	310	--
Stock received for subscriptions receivable			(28)	--
Inducement to preferred shareholders	--	--	--	--
Issuance of common stock and change in warrant value to preferred shareholders	--	--	--	--
Beneficial conversion feature of mandatorily redeemable convertible preferred stock	--	421	--	--
Issuance of common stock for payment on senior exchangeable convertible notes	--	--	258	--
Issuance of common stock for payment of interest on senior secured exchangeable convertible notes	--	--	40	--
Issuance of common stock on preferred dividend	--	--	11	--
Dividend on preferred stock	--	--	--	--
Non-cash accretion on mandatorily redeemable convertible preferred stock	--	637	--	--
Allowance for doubtful accounts on receivables from related parties	--	--	--	--
Net loss	--	--	--	--
Balance at December 31, 2005	5	$ 4,166	25,138	$ 25

The accompanying notes are an integral part of these consolidated financial statements.

Shareholders' Equity						
Additional paid-in capital	Deferred Compensation	Subscriptions receivable from related parties	Receivables from related parties	Accumulated other comprehensive (loss) income	Accumulated defecit	Shareholders' Equity
196,929	(305)	(166)	(1,823)	--	(187,467)	7,190
65	--	--	--	--	--	65
144	(144)	--	--	--	--	--
--	364	--	--	--	--	364
20	--	--	--	--	--	20
9,908	--	--	--	--	--	9,910
4,538	--	--	--	--	--	4,539
1,837	--	--	--	--	--	1,837
(169)	--	166				(3)
(763)	--	--	--	--	--	(763)
763	--	--	--	--	--	763
(421)	--	--	--	--	--	(421)
867	--	--	--	--	--	867
130	--	--	--	--	--	130
62	--	--	--	--	--	62
(280)	--	--	--	--	--	(280)
(637)	--	--	--	--	--	(637)
--	--	--	1,031	--	--	1,031
--	--	--	--	--	(28,183)	(28,183)
$ 212,993	$ (85)	$ --	$ (792)	$ --	$ (215,650)	$ (3,509)

Consolidated Statements of Comprehensive Loss

	Years Ended December 31,		
	2005	2004	2003
Net loss	$ (28,183)	$ (33,197)	$ (26,163)
Other comprehensive loss			
Unrealized loss on investment securities, available-for-sale:			
Unrealized holding loss arising during period	--	(25)	(57)
Less: reclassification adjustment for gains realized in net loss	--	--	(39)
Net unrealized loss	--	(25)	(96)
Comprehensive loss	$ (28,183)	$ (33,222)	$ (26,259)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2005	2004	2003
Cash flows from operating activities			
Net loss	$ (28,183)	$ (33,197)	$ (26,163)
Adjustments to reconcile net loss to net cash used in operations			
Depreciation	1,602	2,406	3,113
Loss (gain) on disposal of fixed assets	--	1	(36)
Non-cash expenses related to issuance of stock, warrants, and options, and amortization of deferred compensation	429	2,118	2,156
Non-cash interest expense, net	2,730	--	--
Derivative features of notes payable	(2,659)	--	--
Inventory write-downs	3,732	2,084	500
Allowance for receivables from related parties	1,031	--	200
Realized gain on sale of investment securities	--	--	(39)
Minority interests in loss of consolidated subsidiary	--	(2,438)	(7,125)
Equity in losses of Lumera	3,242	1,711	--
Gain on sale of securities of equity subsidiary	(2,700)	--	--
Loss on debt extinguishment	3,313	--	--
Non-cash deferred rent	(21)	(86)	(85)
Interest on notes payable	--	125	--
Allowance for estimated contract losses	(53)	53	--
Change in			
Accounts receivable	3,847	(3,420)	(581)
Intercompany receivable	--	38	--
Costs and estimated earnings in excess of billings on uncompleted contracts	(607)	35	409
Inventory	(1,324)	(4,920)	(84)
Other current assets	61	(427)	(93)
Other assets	340	87	40
Accounts payable	(1,050)	2,631	(68)
Accrued liabilities	(190)	865	705
Billings in excess of costs and estimated earnings on uncompleted contracts	(3,267)	3,265	(177)
Research liability, current and long-term	--	(1,762)	923
Net cash used in operating activities	(19,727)	(30,831)	(26,405)
Cash flows from investing activities			
Sales of investment securities	1,248	12,053	3,249
Purchases of investment securities	(1,248)	(1,000)	(9,080)
Sales of restricted investment securities	1,238	1,269	1,356
Purchases of restricted investment securities	(2,101)	(1,238)	(1,269)
Increase in restricted cash	(755)	--	--
Collections of receivables from related parties	--	--	20
Sale of long term investment - Lumera	3,893	--	--
Purchases of property and equipment	(1,239)	(1,040)	(1,549)
Net cash provided by used in investing activities	1,036	10,044	(7,273)

Consolidated Statements of Cash Flows (continued)

	Years Ended December 31,		
	2005	2004	2003
Cash flows from financing activities			
Principal payments under capital leases	(46)	(63)	(90)
Proceeds from issuance of short term notes	--	2,300	--
Principal payments under long-term debt	(77)	(70)	(63)
Proceeds from inssuance of notes and warrants	14,148	--	--
Payments on notes payable	(1,000)	--	--
Increase in deferred rent	1,492	--	--
Payment of preferred dividend	(173)	(108)	--
Net proceeds from inssuance of common stock	9,939	360	--
Net proceeds from issuance of preferred stock and warrants	--	9,886	32,924
Net proceeds from sale of subsidiary's equity to minority interests	--	500	1,735
Net cash provided by financing activities	24,283	12,805	34,506
Net increase (decrease) in cash and cash equivalents	5,592	(7,982)	828
Cash and cash equivalents at beginning of period	1,268	10,700	9,872
Change in cash due to Lumera deconsolidation	--	(1,450)	--
Cash and cash equivalents at end of period	$ 6,860	$ 1,268	$ 10,700
Supplemental disclosure of cash flow information			
Cash paid for interest	$ 348	$ 151	$ 51
Supplemental schedule of non-cash investing and financing activities			
Property and equipment acquired under capital leases	$ 135	$ 15	$ 8
Other non-cash additions to property and equipment	$ 812	$ 18	$ 66
Conversion of preferred stock into common stock	$ 4,117	$ --	$ --
Deferred compensation - warrants, options and stock grants	$ 209	$ --	$ --
Issuance of common stock for payment of principal and interest on senior secured exchangeable convertible notes	$ 997	$ --	$ --
Issuance of common stock and warrants for services	$ --	$ --	$ 159

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company – Note 1

The consolidated financial statements include the accounts of Microvision, Inc. ("Microvision"), a Delaware corporation, and Lumera Corporation ("Lumera"), a Delaware corporation, (collectively the "Company"). Prior to July 2004, Lumera was a subsidiary and was consolidated into Microvision. In July 2004, Lumera completed an initial public offering of its common stock and as a result of the change in ownership, ceased to be consolidated and became an equity method investment on Microvision.

Microvision was established to acquire, develop, manufacture and market scanned beam technology, which projects images using a single beam of light. Microvision has entered into contracts with commercial and U.S. government customers to develop applications using the scanned beam technology. Microvision has introduced two commercial products, Nomad, a see through head-worn display, and Flic, a hand-held bar code scanner. In addition, Microvision has produced and delivered various demonstration units using Microvision's display technology. Microvision is working to commercialize additional products for potential medical, defense, industrial, aviation, and consumer applications.

Lumera was established to develop, manufacture and market optical devices using organic non-linear electro-optical chromophore materials. Lumera is working to commercialize the devices for potential wireless networking and optical networking applications.

The accompanying consolidated financial statements have been prepared assuming that the Company continues as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the matters discussed above.

The Company's current cash resources are sufficient to fund operations through July 2006. The Company plans to raise additional cash before July 2006 through the sale of its common stock, preferred stock or through the issuance of debt. The Company has taken the following actions to reduce its use of cash and improve the operations of the Company:

- Made significant changes to it senior management team including appointing a new Chief Executive Officer.
- Announced a restructuring and realignment plan that targets a 30% reduction in operating loss
- Begun adding members to the Board of Directors with experience that directly supports the Company's business objectives.
- Engaged an investment bank to assist the Company in pursuing financing alternatives.

The Company's operating plan calls for the addition of sales, marketing, technical and other staff and the purchase of additional laboratory and production equipment. The Company's future expenditures and capital requirements will depend on numerous factors, including the progress of its research and development program, the progress in commercialization activities and arrangements, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments and the ability of the Company to establish cooperative development, joint venture and licensing arrangements. There can be no assurance that additional financing will be available to the Company or that, if available, it will be available on terms acceptable to the Company on a timely basis. If adequate funds are not available to satisfy either short-term or long-term capital requirements or planned revenues are not generated, the Company may be required to limit its operations substantially.

This limitation of operations may include reduction in capital expenditures and reductions in staff and discretionary costs, which may include non-contractual research costs. The Company's capital requirements will depend on many factors, including, but not limited to, the rate at which the Company can, directly or through arrangements with original equipment manufacturers, introduce products incorporating the scanned beam technology and optical polymer based products and the market acceptance and competitive position of such products.

Summary of significant accounting policies – Note 2

Use of estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's management has identified the following areas where significant estimates and assumptions have been made in preparing the financial statements: revenue recognition, allowance for uncollectible receivables, management loans, inventory valuation and potential losses from litigation.

Principles of consolidation The company has historically included both Microvision and Lumera Corporation ("Lumera"), a subsidiary that was consolidated through July 2004. In July 2004, Lumera completed an initial public offering of its common stock.

In connection with the Lumera initial public offering, all Lumera Series A and Series B Preferred Stock was converted into Lumera common stock. Immediately after the offering, Microvision owned 5,434,000 shares, or 33%, of the common stock of Lumera. As a result of the change in ownership percentage, Microvision changed the method of accounting for its investment in Lumera to the equity method and after July 2004 recorded its share of Lumera income or losses. Microvision recorded a non-cash change in ownership interest gain of $13.7 million to stockholders equity as a component of additional paid-in capital during 2004. At December 31, 2004 and 2005, Microvision owned 33% and 28%, respectively, of Lumera's common stock.

Cash, cash equivalents and investment securities The Company considers all investments that mature within 90 days of the date of purchase to be cash equivalents. At December 31, 2005, all short-term investment securities held by the Company were classified as cash equivalents.

Inventory Inventory consists of raw material; work in process and finished goods for the Company's Nomad and Flic products. Inventory is recorded at the lower of cost or market with cost determined on the weighted-average method. Management periodically assesses the need to provide for obsolescence of inventory and adjusts the carrying value of inventory to its net realizable value when required. In addition, Microvision reduces the value of its inventory to its estimated scrap value when management determines that it is not probable that the inventory will be consumed through normal production during the next twelve months.

Restricted cash and investments As of December 31, 2005, restricted cash and investments includes:

- $1.0 million irrevocable letter of credit as security on a lease agreement for the corporate headquarters building in Redmond, WA. The required letter of credit balance decreases over the term of the lease, which expires in 2013.
- $754,000 cash received in connection with a lease agreement for the corporate headquarters building in Redmond, WA. The use of the cash is restricted to the terms of the tenant improvement agreement associated with the lease.
- $1.1 million certificates of deposit held as collateral for letters of credit issued in connection with a lease agreement for the former corporate headquarters building in Bothell, WA. The balance is required to be maintained for the remaining term of the lease, which expires in April 2006.
- $1.0 million, 1,750,000 shares of Lumera common stock pledged as collateral for the Company's Notes.

Property and equipment Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets (two to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of estimated useful lives or the lease term.

Revenue recognition Revenue has primarily been generated from contracts for further development of the scanned beam technology and to produce demonstration units for commercial enterprises and the United States government. Revenue on such contracts is recorded using the percentage-of-completion method measured on a cost incurred basis. The percentage of completion method is used because the Company can make reasonably dependable estimates of the contract cost. Changes in contract performance, contract conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements, may result in revisions to costs and revenues and are recognized in the period in which the revisions are determined. Profit incentives are included in revenue when realization is assured.

The Company recognizes losses, if any, as soon as identified. Losses occur when the estimated direct and indirect costs to complete the contract exceed unrecognized revenue. The Company evaluates the reserve for contract losses on a contract-by-contract basis.

Revenue from product shipments is recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition." Revenue is recognized when there is sufficient evidence of an arrangement, the selling price is fixed and determinable and collection is reasonably assured. Revenue for product shipments is recognized upon acceptance of the product by the customer or expiration of the contractual acceptance period, after which there are no rights of return. Provisions are made for warranties at the time revenue is recorded. Warranty expense was not material for any periods presented.

Concentration of credit risk and sales to major customers Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash equivalents, investments and accounts receivable. The Company typically does not require collateral from its customers. The Company has a cash investment policy that generally restricts investments to ensure preservation of principal and maintenance of liquidity.

The United States government accounted for approximately 35%, 42%, and 49% of total revenue during 2005, 2004 and 2003, respectively. Contracts with three commercial customers represented 38%, 25%, and 35% of total revenues during 2005, 2004, and 2003, respectively. At December 31, 2004, one commercial customer accounted for 65% of the accounts receivable balance. The receivable was paid in full in January 2005.

The United States government accounted for approximately 41% and 21% of the accounts receivable balance at December 31, 2005 and 2004, respectively. In 2005, 61% of consolidated revenue was earned from development contracts with two customers. In 2004, 11% of consolidated revenue was earned from a development contract with one customer.

Income taxes Deferred tax assets and liabilities are recorded for differences between the financial statement and tax bases of the assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

Net loss per share Basic net loss per share is calculated on the basis of the weighted-average number of common shares outstanding during the periods. Net loss per share assuming dilution is calculated on the basis of the weighted-average number of common shares outstanding and the dilutive effect of all potentially dilutive securities, including common stock equivalents and convertible securities. Net loss per share assuming dilution for 2005, 2004 and 2003 is equal to basic net loss per share because the effect of dilutive securities outstanding during the periods including options and warrants computed using the treasury stock method, is anti-dilutive. The dilutive securities and convertible securities that were not included in earnings per share were 9,440,000, 6,836,000, and 6,295,000, at December 31, 2005, 2004 and 2003, respectively.

Research and development Research and development costs are expensed as incurred.

Fair value of financial instruments The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and long-term debt. The carrying amount of long-term debt at December 31, 2005 and 2004 was not materially different from the fair value based on rates available for similar types of arrangements. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturities. The convertible notes are not publicly traded and it is no practicable for the Company to estimate the fair value of the convertible notes due to the absence of comparable publicly traded financial instruments.

Long-lived assets The Company evaluates the recoverability of its long-lived assets when an impairment is indicated based on expected undiscounted cash flows and recognizes impairment of the carrying value of long-lived assets, if any, based on the fair value of such assets.

Stock-based compensation The Company and Lumera each have stock-based employee compensation plans, which are more fully described in Note 13.

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related amendments and interpretations, including FASB Interpretation Number ("FIN") 44, "Accounting for Certain Transactions Involving Stock Compensation," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18.

Total non-cash stock option expense related to employee and director awards was $94,000, $1,057,000, and $271,000 for the years ended December 31, 2005, 2004 and 2003, respectively. Had compensation cost for employee and director options been determined using the fair values at the grant dates consistent with the methodology prescribed under SFAS 123, the Company's consolidated net loss available to common shareholders and associated net loss per share would have increased to the pro forma amounts indicated below (in thousands):

	Year Ended December 31,		
	2005	2004	2003
Net loss available for common shareholders, as reported	$ (30,284)	$ (33,542)	$ (26,199)
Add: Stock-based employee compensation expense included in net loss available for common shareholders, as reported	94	339	266
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,931)	(5,886)	(8,915)
Net loss available for common shareholders, pro forma	$ (32,121)	$ (39,089)	$ (34,848)
Net loss per share As reported	$ (1.35)	$ (1.56)	$ (1.46)
Basic and diluted pro forma	$ (1.43)	$ (1.82)	$ (1.94)

New accounting pronouncements In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share-Based Payment", which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all employee share-based awards granted after the effective date to be valued at fair value, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123(R) is effective for all share-based awards granted on or after January 1, 2006. In addition, companies must recognize compensation expense related to any awards that are not fully vested as of the effective date. Compensation expense for the unvested employee awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123.

The first reporting period where employee share-based compensation will be recognized is March 31, 2006. Share-based compensation expense in 2006 will be affected by our stock price at the time of grants are awarded, the number and structure of stock-based awards our board of directors may grant during the year, any other actions taken with respect to outstanding options, as well as a number of complex and subjective valuation assumptions. These valuation assumptions include, but are not limited to, the future volatility of our stock price and employee stock option exercise behaviors. The Company is currently evaluating the alternative methods for implementing SFAS No. 123(R) and there is sufficient uncertainty surrounding future share-based compensation actions and valuation estimates that the Company is not in a position to provide a useful estimate of the financial statement impact of SFAS No. 123(R) in 2006 at this time.

In November 2004 the FASB issued SFAS 151 Inventory Cost - an Amendment of ARP No. 43, chapter 4 ("SFAS 151") which provides clarifies accounting for abnormal manufacturing costs. The Company is required to adopt SFAS 151 for years beginning after June 30, 2005. The Company does not believe that adoption of SFAS 151 will have a material impact on its financial statements.

In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107 ("SAB 107"), "Share Based Payment," which expresses the SEC's views on the interaction between SFAS 123R and certain SEC rules and regulations. The Company is currently assessing the guidance in SAB 107 as part of its evaluation of the adoption of SFAS 123R.

Long-term contracts – Note 3

Cost and estimated earnings in excess of billings on uncompleted contracts comprises amounts of revenue recognized on contracts that the Company has not yet billed to customers because the amounts were not contractually billable at December 31, 2005 and 2004. The following table summarizes when the Company will be contractually able to bill the balance as of December 31, 2005 and 2004.

	Year Ended December 31,	
	2005	2004
Billable within 30 days	$ 686,000	$ 577,000
Billable between 31 and 90 days	3,000	2,000
Billable after 90 days	515,000	18,000
	$ 1,204,000	$ 597,000

"Billable after 90 days" includes $496,000 of unbilled costs related to work on a development contract that are billable upon the completion of a contractual milestone that the Company plans to complete during the second quarter of 2006.

The Company's current contracts with the U.S. government are primarily cost plus fixed fee type contracts. Under the terms of a cost plus fixed fee contract, the U.S. government reimburses the Company for negotiated actual direct and indirect cost incurred in performing the contracted services. The Company is under no obligation to spend more than the contract value to complete the contracted services. The period of performance is generally one year. Each of the Company's contracts with the United States government can be terminated for convenience by the government at any time.

In June 2005, the Company entered into a $4,359,000 contract with General Dynamics C4 Systems to continue the development of a helmet-mounted display for the Air Warrior Block 3 system. General Dynamics is under contract with the U.S. Army's Product Manager -- Air Warrior in Huntsville, Ala., to develop and integrate the Air Warrior Block 3 system. The Microvision helmet-mounted display is being designed as a full-color, see-through, daylight and night-readable, high-resolution display.

In May 2004, Microvision entered into a $3,900,000 contract modification with the U.S. Army's Aviation Applied Technology Directorate to continue work on an advanced helmet mounted display and imaging system to be used in the Virtual Cockpit Optimization Program.

In December 2004, Microvision entered into a $6,200,000 contract with Ethicon Endo-Surgery, Inc. a subsidiary of Johnson & Johnson to integrate Microvision's technology into certain medical products. The contract includes an exclusive license for Microvision's technology for certain human medical applications during the term of the development agreement.

In April 2003, the Company entered into a $2,200,000 contract modification with the U.S. Army's Aviation Applied Technology Directorate to continue work on an advanced helmet mounted display and imaging system to be used in the Virtual Cockpit Optimization Program.

In April 2003, the Company entered into a $1,600,000 contract modification with the U.S. Army's Medical Research Acquisition Activities, Telemedicine and Advanced Technology Research Center to continue development of a mobile wireless personal display system for medical applications.

The following table summarizes the costs incurred on the Company's revenue contracts:

	December 31, 2005	December 31, 2004
Costs and estimated earnings incurred on uncompleted contracts	$ 17,325,000	$ 6,410,000
Billings on uncompleted contracts	(16,172,000)	(9,131,000)
	$ 1,153,000	$ (2,721,000)
Included in accompanying balance sheets under the following captions:		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 1,204,000	$ 597,000
Billings in excess of costs and estimated earnings on uncompleted contracts	(51,000)	(3,318,000)
	$ 1,153,000	$ (2,721,000)

Inventory – Note 4

Inventory consists of the following:

	December 31, 2005	December 31, 2004
Raw materials	$ 267,000	$ 1,607,000
Work in process	141,000	77,000
Finished goods	351,000	1,483,000
	$ 759,000	$ 3,167,000

The inventory at December 31, 2005 and 2004 consisted of raw materials, work in process and finished goods for Nomad and Flic. Inventory is stated at the lower of cost or market, with cost determined on a weighted average basis. Management periodically assesses the need to provide for obsolescence of inventory and adjusts the carrying value of inventory to its net realizable value when required. In addition, Microvision reduces the value of its inventory to its estimated scrap value when management determines that it is not probable that the inventory will be consumed through the normal course of business during the next twelve months. In 2005, 2004 and 2003, Microvision recorded inventory write-downs of $3,732,000, $2,084,000and $500,000 respectively.

Accrued liabilities – Note 5
Accrued liabilities consist of the following:

	December 31, 2005	December 31, 2004
Bonuses	$ 1,000,000	$ 1,600,000
Payroll and payroll taxes	732,000	763,000
Compensated absences	497,000	475,000
Taxes other than income taxes	12,000	43,000
Facility closing cost	--	253,000
Professional Fees	558,000	371,000
Relocation	166,000	90,000
Consultants	525,000	--
Other	1,023,000	943,000
	$ 4,513,000	$ 4,538,000

Property and equipment, net – Note 6

Property and equipment consists of the following:

	December 31, 2005	December 31, 2004
Lab and production equipment	$ 2,126,000	$ 4,455,000
Leasehold improvements	3,990,000	2,165,000
Computer hardware and software	6,495,000	3,873,000
Office furniture and equipment	1,124,000	1,057,000
	13,735,000	11,550,000
Less: Accumulated depreciation	(10,833,000)	(9,232,000)
	$ 2,902,000	$ 2,318,000

Depreciation expense was $1,602,000, $2,406,000 and $3,113,000 in 2005, 2004 and 2003 respectively.

Receivables from related parties – Note 7

In 2000, the Board of Directors authorized the Company to provide unsecured lines of credit to each of the Company's three senior officers. The limit of the line of credit is three times the executives' base salary less any amounts outstanding under the Executive Option Exercise Note Plan. In 2002 and 2001, the Board of Directors authorized a $200,000 and $500,000 addition, respectively, to the limit for one senior officer. The lines of credit carry interest rates of 5.4% to 6.2%. The lines of credit must be repaid within one year of the senior officer's termination or within thirty days of demand by the Company in the event of a plan termination, provided that in the event of such a demand the senior officer may elect to deliver a promissory note with a one-year term in lieu of payment. At December 31, 2005 and 2004, a total of $2,723,000 and $2,723,000, respectively, was outstanding under the lines of credit.

In 2005, the Company determined that certain of its senior officers may have insufficient net worth and short-term earnings potential to repay loans outstanding under the Company's lines of credit. In 2003 and 2002, the Company recorded an allowance for doubtful accounts for receivables from senior officers of $200,000 and $700,000, respectively. In January 2006, two senior officers left the Company. Because the lines of credit are unsecured and collection is uncertain, the Company recorded an additional allowance of $1,031,000 in December 2005. The balance of the allowance for doubtful accounts for receivables from senior officers was $1,931,000 and $900,000 at December 31, 2005 and 2004, respectively.

Under current SEC rules, the Company is prohibited from changing the repayment terms of the lines of credit. No repayments have been made on the outstanding lines of credit. At December 31, 2003, the Company reclassified the loan balance to shareholder's equity under the guidance provided by the SEC for loans to shareholders due to the absence of any repayments of the loans to date. The Company has no plans to forgive the principal balance outstanding under the lines of credit.

In 2000, three executive officers of the Company exercised a total of 128,284 stock options, in exchange for full recourse notes totaling $285,000. These notes bear interest at 4.6% to 6.2% per annum. Each note is payable in full upon the earliest of (1) a fixed date ranging from January 31, 2001 to December 31, 2004 depending on the expiration of the options exercised; (2) the sale of all of the shares acquired with the note; (3) on a pro rata basis upon the partial sale of shares acquired with the note, or (4) within 90 days of the officer's termination of employment. At December 31, 2005 and 2004, a total of $0 and $165,600, respectively, was outstanding under the full recourse notes. The $165,600 plus accrued interest was paid in full in February 2005. The notes are included as subscriptions receivable from related parties in shareholders' equity on the consolidated balance sheet.

The interest on both the lines of credit and the full recourse notes is forgiven if the executive is an employee of the Company at December 31 of the respective year. Compensation expense of $156,000, $163,000 and $163,000 was recognized in 2005, 2004 and 2003, respectively, for interest forgiven.

Lumera Subsidiary Equity Transactions – Note 8

In March 2000, Lumera issued 4,700,000 shares of its Class B common stock to the Company for services provided by the Company to Lumera valued at $94,000. At the same time, Lumera issued 670,000 shares of its Class B common stock to certain Microvision employees for $12,000 in cash.

In January 2001, Lumera issued 802,000 shares of Lumera Class A common stock to the University of Washington ("UW") at a value of $3.75 per share in connection with the research agreement. The valuation of the shares issued to the UW was more than the per share carrying amount of the Company's interest in Lumera. Although the Company's percentage ownership in Lumera was reduced as a result of this transaction, the increased value of Lumera stock on the change in ownership interest resulted in a gain for the Company. The amount of the gain of $3,001,000 resulting from the revaluation of the Company's interest in Lumera was credited to paid-in capital.

In March 2001, Lumera issued 2,400,000 shares of its Series A preferred stock at a price of $10.00 per share. Included in this total were 264,000 shares issued to the Company in repayment of intercompany borrowings.

In October 2002, Lumera paid $200,000 and issued a warrant to purchase 164,000 shares of Lumera Class A Common Stock at an exercise price of $3.65 per share to Arizona Microsystems, Inc. in exchange for a license of certain Arizona Microsystems, Inc. technology. The warrant expires 10 years following the date of grant, and vests 25% on the date of grant and 25% annually from the date of grant. The warrant was valued at the date of grant at $133,000. The total purchase price of $333,000 was recorded as capitalized licensing costs. The fair value of the warrant was estimated using the Black Scholes option pricing model with a stock price of $0.98 per share, dividend yield of zero percent; expected volatility of 100%; risk-free interest rate of 4.0% and expected life of ten years.

In August 2003, Lumera raised $1,900,000, before issuance costs of $34,000, from the sale of 944,000 shares of Series B convertible preferred stock to Microvision and other purchasers. Microvision purchased 434,000 of these shares for an aggregate purchase price of $868,000. In October 2003, Lumera raised $782,000 before issuance costs of $32,000, from the sale of 391,000 shares of Series B convertible preferred stock. Microvision did not purchase additional shares of Series B preferred stock in the October 2003 offering.

In August 2003, Lumera issued options to purchase an aggregate of 164,000 shares of its Class A Common Stock to two consultants in connection with entering into certain consulting agreements. Each holder was granted a warrant to purchase up to 82,000 shares of Class A Common Stock at a price of $3.65 per share with a ten year life. In aggregate, 41,000 of the options were vested on the grant date. The remaining 123,000 shares vest one-third on each subsequent annual anniversary of the grant date were subject to remeasurement at each balance sheet date during the vesting period. The deferred compensation and liability related to these options was amortized to non-cash compensation expense over the two year period of service under the agreements. The aggregate value of both options was estimated at $136,000 at the grant date and December 31, 2003. Total non-cash compensation expense was $315,000 for the period from January 1, 2004 through July 2004, and $32,000 for the year ended December 31, 2003. The fair values of the options were estimated at the grant date and December 31, 2003, using the Black Scholes option pricing model with the following weighted-average assumptions: underlying security fair market value of $0.98, dividend yield of zero percent; expected volatility of 100% for both measurement dates; risk-free interest rates of 4.4% and 4.3%; and expected lives of 10 and 9.7 years, respectively.

During 2004, Lumera granted options to purchase 415,000 shares of Class A common stock to Lumera employees and directors with a weighted-average exercise price of $2.00. Lumera subsequently determined that the fair market value of its common stock was greater than the exercise price of the options. Lumera recorded aggregate charges of $216,000 during 2004 related to these grants.

During 2004, Lumera granted vested options to purchase 40,000 shares of Class A common stock to Microvision employees with a weighted-average exercise price of $2.00. Lumera subsequently determined that the fair market value of its common stock was greater than the exercise price of the options. The Company recorded aggregate charges of $134,000 during 2004 related to these grants.

In July 2004, Lumera completed an initial public offering of its common stock. As a result of the offering, Microvision's ownership interest in Lumera was reduced to 33%. As a result of the reduction in ownership, Microvision changed to the equity method of accounting for its investment in Lumera. Microvision recorded a non-cash change in interest gain of $13.7 million during the third quarter. Because of uncertainty surrounding the ultimate realizability of the gain, the gain was recorded as an increase to stockholders' equity as a component of additional paid-in capital. As of December 31, 2005, Microvision owned 4,622,000 shares or 28% of Lumera's common stock.

During the period from inception to July 2004, losses in Lumera were first allocated to the holders of the common stock and then to the holders of the preferred shareholders pro rata in accordance with their respective ownership interest. Losses were not allocated to the options and warrants until exercised.

Lumera common stock, Series A preferred stock and Series B preferred stock were eliminated in consolidation with Microvision interests in Lumera common stock, Series A preferred stock, Series B preferred stock and options and warrants to purchase equity in Lumera held by investors other than the Company, and are presented as minority interests on the Company's consolidated balance sheet.

A reconciliation of the changes in ownership interests through Lumera's initial public offering is as follows (in thousands):

	Minority Interests				
	Common	Preferred	Total	Microvision	Total
Balance at December 31, 2002	$ 308	$ 6,915	$ 7,223	$ (440)	$ 6,783
Issuance of preferred stock, net	--	1,735	1,735	868	2,603
Options and warrants	14	--	14	--	14
Loss allocation for 2003	--	(7,125)	(7,125)	(958)	(8,083)
Balance at December 31, 2003	322	1,525	1,847	(530)	1,317
Issuance of preferred stock, net	--	500	500	--	500
Preferred stock reallocation	--	413	413	(413)	--
Options and warrants	342	--	342	--	342
Loss allocation for 2004	--	(2,438)	(2,438)	(1,286)	(3,724)
Balance at July 2004	$ 664	$ --	$ 664	$ (2,229)	$ (1,565)

As a result of the Series B stock issuance, the allocations of Lumera losses changed between Microvision and other minority interests and resulted in an additional $413,000 of losses being allocated to minority interest during 2004, with a resultant change in interest loss allocated to Microvision. In July 2004, Microvision's ownership interest in Lumera was reduced to 33% as a result of Lumera completing an initial public offering of its common stock. As a result of the reduction in ownership, Microvision changed to the equity method of accounting for its investment in Lumera. Microvision recorded a non-cash change in interest gain of $14,138,000 during the third quarter as a result of the change to the equity method. The net change in interest gain for 2004 was $13,727,000. Because of uncertainty surrounding the ultimate realizability of the gain; the gain was recorded as an increase to stockholders' equity as a component of additional paid-in capital.

The following table shows the Lumera balances included in the consolidated balance sheet immediately prior to the change in interest and the reconciliation to the investment account shown at December 31, 2005.

Cash and cash equivalents	$	657
Costs and estimated earnings in excess of billings on uncompleted contracts		117
Other current assets		1,077
Property and equipment, net		2,369
Other assets		33
Accounts payable		(434)
Accrued liabilities		(1,315)
Current portion of research liability		(78)
Notes payable - current		(2,386)
Other long-term liabilities		(245)
Net Assets		(205)
Less minority interest options and warrants		(664)
Cumulative losses in excess of investment		(1,360)
		(2,229)
Gain on change in interest		14,138
Investment losses from July 2004 to December 31, 2004		(1,708)
Investment in Lumera at December 31, 2004		10,201
Investment losses from January 1, 2005 to December 31, 2005		(3,242)
Sales of Lumera Stock		(1,193)
Investment in Lumera at December 31, 2005	$	5,766

The difference between the amount at which an investment is carried at December 31, 2005 and the amount of underlying equity in net assets of Lumera is a result of equity transaction of Lumera for which Microvision does not recognize any change in interest gains or losses.

Long-term Notes – Note 9

The following table summarizes the activity related to the issuance of convertible notes in 2005:

	Notes	Warrants	Embedded derivative feature	Common stock and APIC	Loss on extinguishment of debt	Total
March 10, 2005 issuance	$ 5,395	$ 1,650	$ 2,955	$ --	$ --	$ 10,000
Debt restructuring at July 25, 2005	--	2,295	1,018	--	(3,313)	--
Conversion of debt to common stock at October 11, 2005	(1,398)	--	(439)	1,837	--	--
December 1, 2005 issuance	3,667	2,200	1,116	3,017	--	10,000
Principal payments on notes	(867)	--	--	867	--	--
Discount accretion for the year ended December 31, 2005	2,546	--	--	--	--	2,546
Changes in market value for the year ended December 31, 2005	--	(2,693)	(3,282)	--	--	(5,975)
Balances at December 31, 2005	$ 9,343	$ 3,452	$ 1,368	$ 5,721	$ (3,313)	

December Notes

In December 2005, the Company raised $10,000,000, before issuance costs of $134,000, from the issuance of notes ("December Notes"), 838,000 shares of common stock and warrants to purchase an aggregate of 1,089,000 shares of Microvision common stock. The December Notes are convertible on demand by the holders into Microvision common stock at a conversion price of $3.94 per share. The note holders may convert all or a portion of their December Notes. In addition, upon the request of the note holders, the Company is required to redeem the notes for cash upon a change of control or an event of default at a redemption price equal to 125% of the then outstanding balance of the December Notes. The Company has pledged 1,750,000 shares of its Lumera common stock as collateral for the December Notes and the notes issued as of March 2005 ("March Notes") described below. Those shares have been classified as a "Restricted investment in Lumera" on the Company's consolidated balance sheet.

The terms of the December Notes include interest at LIBOR plus 3.0%, provided that the interest rate shall not be less than 6% or greater than 8%payable quarterly in cash or Microvision common stock if the stock price is greater than $4.06 per share, at the election of the Company, subject to certain additional conditions. Under certain circumstances the interest rate increase to LIBOR plus 6% but not less than 12% or greater than 15%. If the Company chooses to pay interest in Microvision common stock as opposed to cash, the price will be based on 90% of the arithmetic average of the volume weighted average prices for the 20 trading days prior to the payment date. The December Notes are payable in five equal quarterly installments beginning in March 2006. The Company can elect to make the principal payments in common stock in lieu of cash if the stock price is greater than $4.06 per share, subject to certain other conditions. If the Company elects to pay principal in stock the stock will be issued at a 10% discount to the arithmetic average of the volume weighted average prices for the 15 trading days prior to the payment date. Additionally, the Company can elect to convert the December Notes into Microvision common stock if the stock price exceeds $6.90 per share for 20 out of any 30 consecutive trading days, subject to certain conditions.

The Company concluded that the note holders' right to convert all or a portion of the December Notes into Microvision common stock is an embedded derivative instrument as defined by FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"). Accordingly, $1.1 million of the cash proceeds were allocated to the embedded derivative instrument, which represents the fair value of the instrument on the date of issuance. The value was determined using the Black Scholes option-pricing model with the following assumptions: expected volatility of 58%; expected dividend yield of 0%; risk free interest rates ranging from 4.01%to 4.39%; and contractual life of four to sixteen months , which corresponds to the principal repayment dates. Due to changes in Microvision's stock price and remaining contractual life, the fair value of the embedded derivative feature decreased to $1,038,000 at December 31, 2005. The change in value of $78,000 was recorded as a non-operating gain and included in Gain on derivative features of note payable in the consolidated statement of operations. At December 31, 2005 total principal payments of $7.0 million remain under the December Notes.

The warrants issued with the December Notes vested on the date of grant, have an exercise price of $3.94 per share of common stock share and expire in December 2010. The warrants met the definition of a derivative instrument that must be accounted for as a liability under the provisions of Emerging Issues Task Force Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, because the Company cannot engage in certain corporate transactions affecting the common stock unless it makes a cash payment to the holders of the warrants. Accordingly, $2.2 million of the cash proceeds were allocated to the warrants, which represents the fair value of the warrants on the date of issuance and the amount was recorded as a current liability. Subsequent changes in the fair value of the warrants will be recorded in the statement of operations each period. The warrants were valued using the Black Scholes option-pricing model with the following assumptions: expected volatility of 65%; expected dividend yield of 0%; risk free interest rate of 4.35%; and contractual life of five years.

The Microvision common stock was valued at the closing price on the date of closing of $3.60 per share. Aggregate proceeds of $3.0 million were allocated to the common stock. The remaining gross proceeds of $3.7 million were allocated to the notes.

March Notes

In March 2005, the Company raised $10,000,000, before issuance costs of $423,000, from the issuance of convertible March Notes ("March Notes") and warrants to purchase an aggregate of 462,000 shares of Microvision common stock. The March Notes are convertible on demand by the holders into Microvision common stock at a conversion price of $6.84 per share of Microvision common stock or Lumera common stock held by the Company at a conversion price of $5.64 per share up to a limit of 1,750,000 shares of Lumera common stock. The right to convert the March Notes into shares of Lumera common stock was removed pursuant to the amendment described below. The initial conversion price is subject to adjustment in the event Microvision issues common stock or common stock equivalents at a price per share of common stock below the conversion price of the March Notes. Due to below market issuances of Company's common stock the conversion price of the March Notes at December 31, 2005 was $5.54 per share of common stock. In addition, upon the request of the Note holders, the Company is required to redeem the March Notes for cash upon a change of control or an event of default at a redemption price equal to 125% of the then outstanding balance of the March Notes. The Company has pledged 1,750,000 shares of its Lumera common stock as collateral for the March Notes and the December Notes described above. Those shares have been classified as a "Restricted investment in Lumera" on the Company's consolidated balance sheet.

The terms of the March Notes include interest at LIBOR plus 3.0% payable quarterly in cash or Microvision common stock, at the election of the Company, subject to certain conditions. However, in no case shall the interest rate be less than 6.0% or greater than 8.0%. If the Company chooses to pay interest in Microvision common stock as opposed to cash, the price will be based on 92% of the arithmetic average of the volume weighted average prices for the 10 trading days prior to the payment date. The March Notes are payable in six equal quarterly installments beginning in December 2005. The Company can subject to certain conditions, elect to make the principal payments in common stock in lieu of cash. If the Company elects to pay principal in common stock, the Note holders can elect to receive Microvision or Lumera common stock. Payment in stock will be issued at a 10% discount to the arithmetic average of the volume weighted average prices for the 15 trading days prior to the payment date. Additionally, the Company can elect to convert the March Notes into Microvision common stock if the stock price exceeds $11.97 per share for 20 out of any 30 consecutive trading days, subject to certain conditions.

The Company concluded that the note holders' right to convert all or a portion of the March Notes into Microvision or Lumera common stock is an embedded derivative instrument as defined by FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"). Accordingly, $2,955,000 of the cash proceeds were allocated to the embedded derivative instrument, which represents the fair value of the instrument on the date of issuance. The derivative instrument was valued using the higher of the Microvision or Lumera conversion feature. The value was determined using the Black Scholes option-pricing model with the following assumptions: expected volatility of 83%; expected dividend yield of 0%; risk free interest rate of 4.62%; and contractual life of nine months to two years, which corresponds to the principal repayment dates. Due to changes in Lumera and Microvision's stock price and remaining contractual life, the fair value of the embedded derivative feature decreased to $2,463,000 at July 25, 2005 the date of the deemed extinguishment described below. The decrease in the fair value of $492,000 for the period from issuance to extinguishment was recorded as a non-operating gain and included in "Gain on derivative features of note payable" in the consolidated statement of operations. At December 31, 2005 total principal payments of $7.3 million remain under the March Notes.

The warrants issued with the March Notes vested on the date of grant, have an exercise price of $6.84 per common share and expire in March 2010. The initial exercise price is subject to adjustment in the event Microvision issues common stock or common stock equivalents at a price per share of common stock below the exercise price of the warrant. Due to below market issuances of Company's common stock the exercise price of the warrants issued with the March Notes was adjusted to $6.29 as of December 31, 2005.

The warrants met the definition of a derivative instrument that must be accounted for as a liability under the provisions of Emerging Issues Task Force Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, because the Company cannot engage in certain corporate transactions affecting the common stock unless it makes a cash payment to the holders of the warrants. Accordingly, $1,651,000 of the cash proceeds were allocated to the warrants, which represents the fair value of the warrants on the date of issuance and the amount was recorded as a current liability. Subsequent changes in the fair value of the warrants will be recorded in the statement of operations each period. The warrants were valued using the Black Scholes option-pricing model with the following assumptions: expected volatility of 75%; expected dividend yield of 0%; risk free interest rate of 4.62%; and contractual life of five years. The remaining gross proceeds of $5,394,000 were allocated to the Notes.

In July 2005, the Company entered into an agreement to amend the March Notes. In connection with the amendment, the Company issued three year warrants to purchase 750,000 shares of Microvision common stock at an exercise price of $6.84 per share. The conversion price of the amended March Notes and exercise price of the warrants are subject to anti-dilution adjustments, subject to conditions. In addition, the price at which the note holders can convert the March Notes to Microvision common stock was reduced to $5.85 per share, and the price at which the Company can mandatorily convert the March Notes to Microvision common stock was reduced to $10.24. The note holders may convert all or a portion of their March Notes. As a result of the amendment, the March Notes are no longer exchangeable into Lumera common stock.

The Company has concluded that the amendment of the Notes met the criteria of a debt extinguishment. The Company recorded a charge of $3,313,000 for the change in the fair value of the debt and related consideration between the original and the amended March Notes. The change in the value was measured as the value of the additional warrants that were issued to the note holders and the change in the price at which the debt could be converted to Microvision common stock. The additional warrants were valued using the Black Scholes option-pricing model with the following assumptions: expected volatility of 75%; expected dividend yield of 0%; risk free interest rate of 3.66%; and contractual life of three years. The additional warrants were initially valued at $2,295,000. The change in the conversion feature was valued using the Black Scholes option-pricing model with the following assumptions: expected volatility of 75%; expected dividend yield of 0%; risk free interest rates ranging from 3.25% to 3.58% and contractual life equal to the length of the option. The change in the conversion price was valued at $1,018,000.

The amended conversion feature continued to meet the definition of a derivative in fair value under FAS 133 and accordingly has been recorded at fair value and included within long-term liabilities. The carrying amount of the derivative will be adjusted to fair value at each balance sheet date. An adjustment of $2,712,000 was recorded for the period from July 25, 2005 to December 31, 2005.

In October 2005, the noteholder converted $1.8 million of the March Notes to 310,000 shares of common stock. The value of the embedded derivative feature associated with the converted shares of $439,000 was recorded to additional paid in capital.

The liability for both the initial warrant and the additional warrant are adjusted to the fair market value of $1,273,000 at December 31, 2005. The combined adjustment during the year ended December 31, 2005 was $2,672,000.

Convertible Preferred Stock – Note 10

In August 2005, the holder of the Company's preferred stock agreed to convert 5,000 shares of the Company's preferred stock into 734,000 shares of common stock. As an inducement to convert the preferred stock the Company issued 124,000 shares of its common stock to the preferred stock holder and adjusted the exercise price from $8.16 to $6.84 per share for the existing warrants to purchase 362,000 shares of common stock issued in connection with the original sale of the Company's preferred stock. The value of the common shares issued of $701,000, the change in the value of the warrants of $62,000 and the amount of unamortized beneficial conversion feature on the preferred stock of $421,000 was recorded as an inducement to convert the preferred stock and charged to common shareholders in 2005.

In September 2004, Microvision raised $10,000,000 before issuance costs of $90,000 from the sale of 10,000 shares of convertible preferred stock and a warrant to purchase 362,000 shares of common stock. The preferred stock is convertible on demand by the holder into common stock at a conversion price of $6.91 per share of common stock. The initial conversion price is subject to adjustment in the event Microvision issues common stock or derivative securities at a price per share of common stock below the market price or the conversion price of the preferred stock. Due to below market issuances of Company's common stock the conversion price of the Preferred Stock as of December 31, 2005 was $6.36 per share of common stock. In addition, upon the request of the preferred stockholder, Microvision is required to redeem the preferred stock for cash in certain circumstances, including in the event of a material breach of representations, warranties or covenants under the purchase agreement or a change in control. Accordingly, Microvision has classified the preferred stock as "mandatorily redeemable convertible preferred stock" in its consolidated balance sheet.

The preferred stock terms include a dividend of 3.5% per annum, payable quarterly in cash or registered common stock, at the election of the Company, subject to certain conditions. The preferred stock matures on September 10, 2007, at which time it is payable in cash or registered common stock, at the election of the Company, subject to certain conditions. Some of the conditions which would preclude the Company from paying in common stock are not within the Company's immediate control. The Company can elect to convert the preferred stock into common stock if the stock price exceeds $12.09 per share, subject to certain conditions. The warrant was vested on the date of grant, has an exercise price of $8.16 per share and expires on September 10, 2009. The initial exercise price is subject to adjustment in the event Microvision issues common stock or derivative securities at a price per share of common stock below the market price or the exercise price of the warrant. Due to below market issuances of Company's common stock the exercise price of the warrants issued with the Preferred Stock was adjusted to $6.40 as of December 31, 2005.

The net cash proceeds of $9,910,000 were allocated to the preferred stock and the warrant based on the relative fair values of the securities. The warrants were valued using the Black Scholes option-pricing model with the following assumptions: expected volatility of 75%, risk free interest rate of 3.4%, and contractual life of five years. Proceeds of $1.3 million were allocated to the warrant and were recorded as an increase to additional paid-in capital.

Subsequent to the relative fair value allocation, the effective conversion price of the convertible preferred stock was less than the closing price of Microvision's common stock on the date of commitment to purchase the preferred stock resulting in the recognition of a beneficial conversion feature in accordance with Emerging Issues Task Force No 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments.". This beneficial conversion feature was measured as $1,181,000 which represents the difference between the fair value of the common stock and the effective conversion price. This beneficial conversion feature was recorded to additional paid-in capital and will be recorded as a deemed dividend to preferred stockholders (accretion) over the stated life of the preferred stock which is three years. During 2005, the Company recorded $280,000 in dividends on the preferred stock and $303,000 in accretion of the beneficial conversion feature of the preferred stock.

Common stock – Note 11

In August and September 2005, the Company raised $7,000,000, before issuance costs, through the sale of 1,333,000 shares of common stock at a price of $5.25 per share and five-year fully exercisable warrants to purchase 301,000 shares of common stock at an exercise price of $6.50 per share to a holder of the Company's preferred stock and other investors. The holder of the Company's preferred stock also agreed to convert 5,000 shares of the Company's preferred stock into 734,000 shares of common stock. (See Note 10).

In November 2003, the Company raised $22,250,000, before issuance costs of $1,454,000, from the sale of 3,560,000 shares of common stock to a group of private investors.

In August 2003, the Company issued 8,600 fully vested shares of Microvision common stock to a professional services firm in connection with consulting services provided to the Company. The shares were valued at $7.28, the closing price on the date of issuance, and the full value of the shares, $63,000, was charged to non-cash compensation at the time of issuance.

In March 2003, the Company raised $12,560,000, before issuance costs of $970,000, from the sale of 2,644,000 shares of common stock and warrants to purchase 529,000 shares of common stock at an exercise price of $6.50 per share. Each share of common stock and accompanying partial warrant was sold for $4.75. The warrants are first exercisable in September 2003 and expire in March 2008. The exercise price of the warrants was greater than the fair market value of the common stock on the date of issue.

Warrants – Note 12

In September 2003, the Company issued two warrants to purchase an aggregate of 70,000 shares of common stock to a third party in exchange for services provided to the Company. One warrant grants the holder the right to purchase up to 60,000 shares of common stock at a price of $7.50 per share. The warrant vests in three equal tranches on the date of grant, in December 2003, and March 2004. The other warrant grants the holder the right to purchase up to 10,000 shares at a price of $12.00 per share and vests in March 2004. The unvested warrants were subject to remeasurement at each balance sheet date until vested. The deferred compensation related to these warrants was being amortized to non-cash compensation expense over the fourteen month service period of the agreement. Non-cash amortization expense related to these warrants was $140,000 and $192,000 for 2004 and 2003 respectively. The total value of the warrants was estimated on December 31, 2003 and the grant date at $318,000 and $328,000, respectively. The fair values of the warrants were estimated on the date of grant and December 31, 2003, using the Black Scholes option-pricing model with the following weighted-average assumptions: expected volatilities of 83%, risk-free interest rates of 2.7% and dividend yields of zero percent. The contractual lives used at the measurement dates above were 4 years and 3.9 years, respectively.

In August 2000, the Company issued warrants to purchase an aggregate of 200,000 shares of common stock to two consultants in connection with entering into certain consulting agreements with the Company. One of the consultants subsequently became a director. The warrants grant each of the holders the right to purchase up to 100,000 shares of common stock at a price of $34.00 per share. The warrants to purchase an aggregate of 150,000 shares vested over three years and were subject to remeasurement at each balance sheet date during the vesting period. The remaining warrants to purchase an aggregate of 50,000 shares had a measurement date at the time of grant. The deferred compensation related to these warrants is being amortized to non-cash compensation expense over the five-year period of service under the agreements. The total original value of both warrants were estimated at $5,476,000.

On June 7, 2003, the warrants became fully vested and the value of both warrants was fixed. Total non-cash amortization expense was $270,000, $447,000, and $595,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The fair values of the warrants were estimated at June 7, 2003 and December 31, 2002 using the Black Scholes option-pricing model with the following weighted-average assumptions: dividend yield of zero percent, and expected volatility of 83% for all measurement dates; risk-free interest rates of 4.0%, and 5.0% and expected lives of 7.4 and 8.1 years.

The following summarizes activity with respect to Microvision common stock warrants during the three years ended December 31, 2005:

	Warrants to purchase common shares		Weighted average excercise price
Outstanding at December 31, 2002	**975,000**	$	18.10
Granted:			
Exercise price greater than fair value	539,000		6.60
Exercise price less than fair value	60,000		7.50
Exercised	--		--
Canceled/expired	--		--
Outstanding at December 31, 2003	**1,574,000**		13.76
Granted:			
Exercise price greater than fair value	362,000		8.16
Exercised	(22,000)		6.50
Canceled/expired	(196,000)		18.41
Outstanding at December 31, 2004	**1,718,000**		12.14
Granted:			
Exercise price greater than fair value	2,602,000		5.59
Exercise price equal to fair value	7,000		5.32
Exercised	--		--
Canceled/expired	(207,000)		25.14
Outstanding at December 31, 2005	**4,120,000**		6.99
Exercisable at December 31, 2005	**4,120,000**	$	6.99

The following table summarizes information about the weighted-average fair value of Microvision common stock warrants granted:

	Year Ended December 31,					
		2005		2004		2003
Exercise price greater than fair value	$	2.74	$	4.07	$	1.69
Exercise price equal to fair value	$	3.24	$	--	$	--
Exercise price less than fair value		--		--		4.10

The following table summarizes information about Microvision common stock warrants outstanding and exercisable at December 31, 2005:

	Warrants outstanding and exercisable		
Range of exercise prices	Number outstanding at December 31, 2005	Weighted average remaining contractual life	Weighted average excercise price
		(years)	
$3.94	1,090,000	4.92	$ 3.94
$4.80-$5.32	241,000	1.64	4.81
$6.10-$6.29	1,513,000	3.47	6.25
$6.40-$6.56	1,006,000	2.65	6.47
$7.50-$12.00	70,000	1.70	8.14
$34.00	200,000	4.61	34.00
$3.94-$34.00	4,120,000		

The fair value of the Microvision common stock warrants granted was estimated on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions used for grants in 2005, 2004 and 2003, respectively: dividend yield of zero percent for all years; expected volatility of 70%, 75% and 83%; risk-free interest rates of 4.2%, 3.4%, and 2.1% and expected lives of 4, 5 and 3 years, respectively.

Options – Note 13

The Company has several stock option plans ("Option Plans") that provide for granting incentive stock options ("ISOs") and nonqualified stock options ("NSOs") to employees, directors, officers and certain non-employees of the Company as determined by the Board of Directors, or its designated committee ("Plan Administrator"). The Company deems the fair market value of its stock on any given trading day to be the closing price of its stock on the NASDAQ National Market on that date.

In June 2005, shareholders approved an amendment to the Director Option Plan, increasing the number of shares reserved for the plan by 400,000, to 900,000 shares.

In June 2004, the Company granted its independent directors options to purchase an aggregate of 90,000 shares of common stock at an exercise price of $8.35. The exercise price of the options was less than the fair market value of the shares at the date of grant. The Company recorded $81,000 of deferred compensation expense related to these options in June 2004. The deferred compensation was amortized to non cash compensation expense over the one-year vesting period of the grants. Deferred compensation expense of $35,000 and $46,000 was recorded in 2005 and 2004, respectively.

In December 2003, the Board of Directors authorized extending the original expiration date for all outstanding employee options with original expiration terms of less than 10 years. Under terms of the offer, employees could extend the life of options that had original lives less than ten years by five years from the original expiration date. No other terms of the options were amended. All options were fully vested on the offer date. The extensions were voluntary and, in total, holders elected to extend 263,000 of the 264,000 eligible shares. At the time of the extensions the Company recorded $145,000 in non-cash compensation expense for the excess of the fair market value of the common stock over the relevant exercise prices of the options on the modification date.

In November 2002, the Company offered to exchange most of its outstanding options to purchase common stock for new options scheduled to be granted on or after June 11, 2003. All eligible options that were properly submitted for exchange were accepted and cancelled effective December 10, 2002. Employees tendered options to purchase an aggregate of 2,521,714 shares of the Company's common stock. Under the terms of the exchange program, the Company granted new options to purchase an aggregate of 1,731,825 shares of the Company's common stock on June 13, 2003. The exercise price of the new options was $7.00 per share.

In May 2002, shareholders approved an amendment to the 1996 Stock Option Plan, increasing the number of shares reserved for the Plan by 2,500,000 to 8,000,000. The shareholders also approved amendments to the Independent Director Stock Option Plan ("Director Option Plan") that increased the total shares reserved for the Plan by 350,000 to 500,000 shares; established a fully vested option grant to purchase 15,000 shares to each independent director upon initial election or appointment to the Board of Directors; increased the number of shares granted in the annual initial and reelection grants from 5,000 to 15,000; granted a one-time option to each independent director to purchase 10,000 shares; and, authorized the Board of Directors to make discretionary grants.

For Option Plan grants, other than non-discretionary grants to directors, the date of grant, option price, vesting period and other terms specific to options granted are determined by the Plan Administrator. The specific terms of Mandatory Director Grants are specified by the plan document.

Stock options issued under the Option Plans, other than the Director Option Plan, generally have vesting ranges from three years to four years; expirations of 10 years; and exercise prices greater than or equal to the fair market value of the Company's stock on the date of grant.

The Director Option Plan provides for two types of Mandatory Grants: a fully vested option to purchase 15,000 shares of common stock to each independent director upon initial election or appointment to the Board of Directors, and an additional initial or annual reelection option to purchase 15,000 shares of common stock, which the earlier of one year or no later than the Company's subsequent regularly scheduled annual shareholders' meeting. For both types of Mandatory Grants, the exercise prices are set equal to the closing price of the Company's common stock as reported on the NASDAQ National Market on the date of grant and have ten year terms. Upon leaving the Board, the director's grants remain exercisable until their expiration dates.

The following table summarizes activity with respect to Microvision common stock options for the three years ended December 31, 2005:

	Shares	Weighted average excercise price
Outstanding at December 31, 2002	3,076,000	$ 16.03
Granted:		
Exercise price greater than fair value	1,935,000	7.15
Exercise price equal to fair value	378,000	6.76
Exercise price less than fair value	197,000	6.93
Exercised	(82,000)	6.60
Forfeited	(783,000)	10.06
Outstanding at December 31, 2003	4,721,000	12.43
Granted:		
Exercise price greater than fair value	177,000	7.55
Exercise price equal to fair value	487,000	6.76
Exercise price less than fair value	90,000	8.35
Exercised	(38,000)	6.25
Forfeited	(319,000)	12.03
Outstanding at December 31, 2004	5,118,000	11.72
Granted:		
Exercise price greater than fair value	--	--
Exercise price equal to fair value	274,000	5.34
Exercise price less than fair value	300,000	5.32
Exercised	(5,000)	4.03
Forfeited	(367,000)	10.99
Outstanding at December 31, 2005	5,320,000	11.09
Exercisable at December 31, 2005	4,515,000	$ 11.90

The following table summarizes information about the weighted-average fair value of Microvision common stock options granted:

	Year Ended December 31,		
	2005	**2004**	**2003**
Exercise price greater than fair value	$ --	$ 3.19	$ 3.19
Exercise price equal to fair value	3.21	3.33	4.26
Exercise price less than fair value	3.66	4.58	2.69

The following table summarizes information about Microvision common stock options outstanding and exercisable at December 31, 2005:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at December 31, 2005	Weighted average remaining contractual life	Weighted average excercise price	Number excercisable at December 31, 2005	Weighted average excercise price
		(years)			
$3.25-$5.32	558,000	9.05	$ 5.09	133,000	$ 4.89
$5.33-6.99	549,000	7.70	6.13	474,000	6.18
$7.00-7.07	1,582,000	7.46	7.00	1,574,000	7.00
$7.19-10.00	561,000	7.14	7.82	354,000	7.91
$10.20-14.94	565,000	5.69	11.58	475,000	11.66
$15.00-15.16	874,000	5.81	15.00	874,000	15.00
$15.63-60.75	631,000	4.72	27.99	631,000	27.99
$3.25-$60.75	5,320,000			4,515,000	

Fair Value Disclosures The fair values of Microvision common stock options granted were estimated on the date of each grant using the Black Scholes option pricing model with the following weighted average assumptions used for grants in 2005, 2004 and 2003, respectively: dividend yield of zero percent for all years; expected volatility of 70%, 76% and 83%; risk free interest rates of 4.0%, 3.0%, and 2.2%; and expected lives of 5, 3 and 3 years. Actual forfeitures of 7.2%, 6.8% and 25.4% were used for the years ended December 31, 2005, 2004, and 2003 respectively. Excluding shares cancelled under the voluntary extension for grants with terms less than ten years, the actual forfeiture rate for 2003 was 16.3%.

Commitments and contingencies – Note 14

Agreements with the University of Washington

In October 1993, the Company entered into a Research Agreement and an exclusive license agreement ("License Agreement") with the UW. The License Agreement grants the Company the rights to certain intellectual property, including the technology being subsequently developed under the Microvision research agreement ("Research Agreement"), whereby the Company has an exclusive, royalty-bearing license to make, use and sell or sublicense the licensed technology. In consideration for the license, the Company agreed to pay a one-time nonrefundable license issue fee of $5,134,000. Payments under the Research Agreement were credited to the license fee. In addition to the nonrefundable fee, which has been paid in full, the Company is required to pay certain ongoing royalties. Beginning in 2001, the Company is required to pay the UW a nonrefundable license maintenance fee of $10,000 per quarter, to be credited against royalties due.

Litigation

The Company is subject to various claims and pending or threatened lawsuits in the normal course of business. The Company is not currently party to any legal proceedings that management believes the adverse outcome of which would have a material adverse effect on the Company's financial position, results of operations or cash flows.

Lease commitments

The Company leases its office space and certain equipment under noncancelable capital and operating leases with initial or remaining terms in excess of one year. The Company entered into a facility lease that commenced in April 1999, which includes extension and rent escalation provisions over the seven-year term of the lease. Rent expense is recognized on a straight-line basis over the lease term.

The Company entered into a 90 month facility lease that commenced in February 2006. The lease includes extension and rent escalation provisions over the 90 month term of the lease. Rent expense will be recognized on a straight-line basis over the lease term.

Future minimum rental commitments under capital and operating leases for years ending December 31 are as follows:

	Capital leases	Operating leases
2006	$ 41,000	$ 741,000
2007	39,000	850,000
2008	33,000	834,000
2009	27,000	837,000
2010	20,000	867,000
Thereafter	--	2,400,000
Total minimum lease payments	160,000	$ 6,529,000
Less: Amount representing interest	(23,000)	
Present value of capital lease obligations	137,000	
Less: Current portion	(32,000)	
Long-term obligation at December 31, 2005	$ 105,000	

Operating lease commitments amounts do not include the impact of contractual sublease receipts of $79,000 for the year ended December 31, 2006.

The capital leases are collateralized by the related assets financed and by security deposits held by the lessors under the lease agreements. The cost and accumulated depreciation of equipment under capital leases was $1,309,000, and $1,140,000, respectively at December 31, 2005 and $1,175,000 and $1,053,000, respectively, at December 31, 2004.

Net rent expense was $1,435,000, $1,689,000, and $2,302,000 for 2005, 2004 and 2003, respectively. Rent expense in 2003 includes $540,000 for the closure of the Company's facility in San Mateo, California. Sub- lease income of $575,000, $363,000 and $226,000 for 2005, 2004, and 2003 respectively was included as a reduction in rent expense.

Long-term debt

During 1999, the Company entered into a loan agreement with the lessor of the Company's corporate headquarters to finance $420,000 in tenant improvements. The loan carries a fixed interest rate of 10% per annum, is repayable over the initial term of the lease, which expires in 2006, and is secured by a letter of credit. The balance of the loan was $22,000 and $99,000 at December 31, 2005 and 2004 respectively.

Income taxes – Note 15

A provision for income taxes has not been recorded for 2005, 2004 or 2003 due to valuation allowances placed against the net operating losses and deferred tax assets arising during such periods. A valuation allowance has been recorded for all deferred tax assets because based on the Company's history of losses since inception, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets.

At December 31, 2005, Microvision has net operating loss carry forwards of approximately $191 million, for federal income tax reporting purposes. In addition, Microvision has research and development tax credits of $2,559,000. The net operating loss carry forwards and research and development credits available to offset future taxable income, if any, will expire in varying amounts from 2008 to 2025 if not previously utilized. In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of the Company's stockholders during any three-year period would result in limitations on the Company's ability to utilize its net operating loss carry-forwards. The Company has determined that such a change occurred during 1995 and the annual utilization of loss carry-forwards generated through the period of that change will be limited to approximately $761,000. An additional change occurred in 1996; and the limitation for losses generated in 1996 is approximately $1,600,000.

Deferred tax assets are summarized as follows:

	December 31,	
	2005	2004
Net operating loss carry forwards Microvision	$ 65,006,000	$ 57,112,000
R&D credit carry forwards Microvision	2,559,000	2,218,000
Other	3,463,000	4,642,000
	71,028,000	63,972,000
Less: Valuation allowance	(71,028,000)	(63,972,000)
Deferred tax assets	$ --	$ --

The valuation allowance and the research and development credit carry forwards account for substantially all of the difference between the Company's effective income tax rate and the Federal statutory tax rate of 34%.

Certain net operating losses arise from the deductibility for tax purposes of compensation under nonqualified stock options equal to the difference between the fair value of the stock on the date of exercise and the exercise price of the options. For financial reporting purposes, the tax effect of this deduction when recognized is accounted for as a credit to shareholders' equity.

Retirement savings plan – Note 16

The Company has a retirement savings plan ("the Plan") that qualifies under Internal Revenue Code Section 401(k). The Plan covers all qualified employees. Contributions to the Plan by the Company are made at the discretion of the Board of Directors.

In February 2000, the Board of Directors approved a plan amendment to match 50% of employee contributions to the Plan up to 6% of the employee's per pay period compensation, starting on April 1, 2000. During 2005, 2004 and 2003, the Company contributed $321,000, $337,000 and $392,000 respectively, to the Plan under the matching program.

Segment Information – Note 17

Prior to Lumera's initial public offering in July 2004, the Company was organized into two segments – Microvision, which is engaged in scanned beam displays and related technologies, and Lumera, which is engaged in optical systems components technology. The segments were determined based on how management views and evaluates the Company's operations.

The accounting policies used to derive reportable segment results are described in Note 2, "Summary of Significant Accounting Policies."

A portion of each segments' administration expenses arise from shared services and infrastructure that Microvision has provided to both segments in order to realize economies of scale and to efficiently use resources. These efficiencies include costs of certain legal, accounting, human resources and other Microvision corporate and infrastructure costs. These expenses are allocated to the segments and the allocation has been determined on a basis that the Company considered to be a reasonable reflection of the utilization of services provided to, or benefits received by, the segments.

Since 2000, Microvision has held an investment in Lumera. From inception to July 2004, Lumera was a consolidated subsidiary and treated as a separate segment within Microvision. Subsequent to July 2004, Lumera became an equity method investment. Since July 2004, Microvision has operated as one segment.

At December 31, 2005 and 2004, Lumera was a significant unconsolidated equity investment of Microvision. For 2005 Lumera revenue was $1,509,000, Gross profit was $587,000, Loss from operations was $11,108,000 and Net loss was $10,453,000 For the period that Lumera was an unconsolidated investment in 2004 (July 2004 through December 31, 2004) Lumera revenue was $303,000, Gross profit was $85,000, Loss from operations was $5,205,000 and Net loss was $5,199,000. At December 31, 2005 Lumera had Current assets of $22,384,000, Noncurrent assets of $1,322,000, Current liabilities of $1,552,000 and Shareholders equity of $22,154,000 At December 31, 2004 Lumera had Current assets of $19,623,000, Noncurrent assets of $13,263,000, Current liabilities of $1,493,000 and Shareholders equity of $31,393,000.

The following tables reflect the results of the Company's reportable segments under the Company's management system. The performance of each segment is measured based on several metrics. These results are used, in part, by management, in evaluating the performance of, and in allocation of resources to, each of the segments (in thousands):

	Year Ended December 31, 2004			
	Microvision	Lumera	Elimination	Total
Contract Revenue	$ 8,135	$ 686	$ --	$ 8,821
Product Revenue	2,597	--	--	2,597
Cost of Contract Revenue	5,106	433	--	5,539
Cost of Product Revenue	3,868	--	--	3,868
Research and development expense	13,581	1,129	--	14,710
Marketing, general and administrative expense	17,795	1,433	--	19,228
Non-cash compensation expense	821	1,297	--	2,118
Interest income	270	2	--	272
Interest expense	31	120	--	151
Segment loss	32,257	3,724	(2,438)	33,543
Depreciation	1,711	695	--	2,406
Expenditures for capital assets	970	70	--	1,040
Segment assets	25,538	--	--	25,538

	Year Ended December 31, 2003			
	Microvision	Lumera	Elimination	Total
Contract Revenue	$ 11,792	$ 1,725	$ --	$ 13,517
Product Revenue	1,135	--	--	1,135
Cost of Contract Revenue	5,015	1,014	--	6,029
Cost of Product Revenue	1,017	--	--	1,017
Research and development expense	16,755	6,561	--	23,316
Marketing, general and administrative expense	14,557	1,270	--	15,827
Non-cash compensation expense	1,115	1,041	--	2,156
Interest income	342	39	--	381
Interest expense	51	--	--	51
Segment loss	25,205	8,083	(7,125)	26,163
Depreciation	1,924	1,185	--	3,109
Expenditures for capital assets	1,094	455	--	1,549
Segment assets	37,224	4,058	(7,364)	33,918

Quarterly Financial Information (Unaudited) – Note 18

The following table presents the Company's unaudited quarterly financial information for the years ending December 31, 2005 and 2004:

	Year Ended December 31, 2005			
	December 31,	September 30,	June 30,	March 31,
Revenue	$ 2,709,000	$ 3,330,000	$ 4,725,000	$ 3,982,000
Gross Margin	(1,756,000)	(434,000)	840,000	1,004,000
Net loss available for common shareholders	(5,566,000)	(12,571,000)	(4,968,000)	(7,179,000)
Net loss per share basic and diluted	(0.23)	(0.56)	(0.23)	(0.33)

	Year Ended December 31, 2004			
	December 31,	September 30,	June 30,	March 31,
Revenue	$ 3,317,000	$ 2,729,000	$ 2,398,000	$ 2,974,000
Gross Margin	76,000	263,000	568,000	1,104,000
Net loss	(8,247,000)	(10,094,000)	(8,512,000)	(6,690,000)
Net loss per share basic and diluted	(0.38)	(0.47)	(0.40)	(0.31)

Subsequent Event – Note 19

In January 2006, the Company raised $10,324,000 from the sale of 2,550,000 shares of Lumera common stock. As a result of the sale, the Company will record a "gain on sale of equity subsidiary" of approximately $7.3 million. Subsequent to the sale, the Company owned 2,072,000 shares, or 12%, of the outstanding shares of Lumera common stock. After January 31, 2006, due to the change in ownership percentage, Microvision will account for its investment in Lumera using the cost method.

In January 2006 the Chief Executive Officer's employment was terminated and the Chief Financial Officer resigned. The Company appointed Alexander Y. Tokman to Chief Executive Officer in January 2006.

CONTROLS AND PROCEDURES - Item 9A

(a) *Evaluation of disclosure controls and procedures.* The Chief Executive Officer and the Principal Financial Officer evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934 (the "Exchange Act") prior to the filing of this annual report. Based on that evaluation, they concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were, in design and operation is effective and such information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.
(b) *Management's Report on Internal Control Over Financial Reporting.* Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under the framework in *Internal Control — Integrated Framework,* our management concluded that our internal control over financial reporting was effective as of December 31, 2005.
Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Item 8 of this Annual Report on Form 10-K.
(c) *Changes in internal controls over financial reporting.* There have not been any changes in the Company's internal control over financial reporting during the quarter ended December 31, 2005 which have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview The Company commenced operations in May 1993 to develop and commercialize technology for displaying images and information onto the retina of the eye. In 1993, the Company acquired an exclusive license to the Virtual Retinal Display technology from the University of Washington and entered into a research agreement with the University of Washington to further develop the Virtual Retinal Display technology. The Company has continued to develop the Virtual Retinal Display technology as part of its broader research and development efforts relating to the scanned beam technology.

In February 2004, Microvision introduced a new version of its see-through monochrome head-worn display called Nomad Expert Technician System. The Company also produces and sells Flic, a hand-held bar code scanner. The Company has also developed demonstration scanned beam displays, including hand-held and head-worn color versions and is currently refining and developing its scanned beam display technology for potential medical, defense, industrial, aerospace and consumer applications. The Company expects to continue funding prototype and demonstration versions of products incorporating the scanned beam technology at least through 2006. Future revenues, profits and cash flow and the Company's ability to achieve its strategic objectives as described herein will depend on a number of factors, including acceptance of the scanned beam technology by various industries and original equipment manufacturers, market acceptance of products incorporating the scanned beam technology and the technical performance of such products.

The Company has incurred substantial losses since its inception and expects to incur a substantial loss during the year ended December 31, 2006.

Key Accounting Policies and Estimates The Company's discussions and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue recognition, contract losses, bad debts, investments and contingencies and litigation. The Company bases its estimates on historical experience, terms of existing contracts, its evaluation of trends in the display and image capture industries, information provided by its current and prospective customers and strategic partners, information available from other outside sources, and on various other assumptions management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following key accounting policies require its more significant judgments and estimates used in the preparation of its consolidated financial statements:

Revenue Recognition The Company recognizes contract revenue as work progresses on long-term, cost plus fixed fee and fixed price contracts using the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs. The Company uses this revenue recognition methodology because it can make reasonably dependable estimates of the revenue and costs. Recognized revenues are subject to revisions as the contract progresses to completion and actual revenue and cost become certain. Revisions in revenue estimates are reflected in the period in which the facts that give rise to the revision become known.

Revenue from product shipments is recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition." Revenue is recognized when there is sufficient evidence of an arrangement, the selling price is fixed and determinable and collection is reasonably assured. Revenue for product shipments is recognized upon acceptance of the product by the customer or expiration of the contractual acceptance period, after which there are no rights of return. Provisions are made for warranties at the time revenue is recorded. Warranty expense was not material for any periods presented.

Losses on Uncompleted Contracts The Company maintains an allowance for estimated losses if a contract has an estimated cost to complete that is in excess of the remaining contract value. The entire estimated loss is recorded in the period in which the loss is first determined. The Company determines the estimated cost to complete a contract through a detail review of the work to be completed, the resources available to complete the work and the technical difficulty of the remaining work. If the actual cost to complete the contract is higher than the estimated cost, the entire loss is recognized. The actual cost to complete a contract can vary significantly from the estimated cost, due to a variety of factors including availability of technical staff, availability of materials and technical difficulties that arise during a project. Most of the Company's development contracts are cost plus fixed fee type contracts. Under these types of contracts, the Company is not required to spend more than the contract value to complete the contracted work.

Allowance for uncollectible receivables The Company maintains allowances for uncollectible receivables, including accounts receivable, cost and estimated earnings in excess of billings on uncompleted contracts and receivables from related parties. The Company reviews several factors in determining the allowances including the customer's past payment history and financial condition. If the financial condition of our customers or the related parties with whom the Company has receivables were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

Inventory. The Company values inventory at the lower of cost or market with cost determined on a weighted average cost basis. The Company reviews several factors in determining the market value of its inventory including evaluating the replacement cost of the raw materials and the net realizable value of the finished goods. If we do not achieve our targeted sales prices, if market conditions for our components or products were to decline or if we do not achieve our sales forecast, additional reductions in the carrying value of the inventory would be required.

Warrants and Derivatives The Company has issued convertible notes that include rights to convert the notes into Microvision common stock. The Company also issued warrants to purchase common stock in connection with the notes. The Company accounts for these derivatives and warrants under the guidance provided by FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities and* Emerging Issues Task Force Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.* The Company uses the Black Scholes option pricing model to estimate the value of these instruments. The Company uses the Black Scholes model because it is widely accepted and provides comparability across a wide range of similar companies. The use of the Black Scholes model requires management to evaluate a range of estimates and determine the reasonable estimate of future stock volatility and interest rates. Changes in these estimates could result in a materially different valuation of the instruments. Other models for valuing these instruments exist and the use of an alternative model could result in a materially different valuation of the instruments.

Litigation The Company believes that the probability of an unfavorable outcome to any potential pending or threatened litigation is low and therefore has not recorded an accrual for any potential loss. The Company's current estimated range of liability related to any potential pending litigation is based on claims for which our management can estimate the amount and range of potential loss. As additional information becomes available, the Company will assess the potential liability related to any pending litigation and, if appropriate, revise its estimates. Such revisions in the Company's estimates of the potential liability could materially impact our results of operation and financial position.

The key accounting policies described above are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management to apply its judgment or make estimates. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result to the Company's consolidated financial statements. Additional information about Microvision's accounting policies, and other disclosures required by generally accepted accounting principles, are set forth in the notes to the Company's consolidated financial statements.

Inflation has not had a material impact on the Company's net sales, revenues, or income from continuing operations over the Company's three most recent fiscal years.

Results of Operations Since 2000, Microvision has held an investment in Lumera. From inception to July 2004, Lumera was a consolidated subsidiary and treated as a separate segment within the Company. Subsequent to July 2004, Lumera became an equity method investment and the Company now operates under one segment.

Prior to Lumera's initial public offering in July 2004, the Company was organized into two segments - Microvision, which is engaged in scanned beam displays and related technologies, and Lumera, which is engaged in optical systems components technology. Up to the date of Lumera's initial public offering, the segments were determined based on how management viewed and evaluated the Company's operations.

A portion of each segments' administration expenses arose from shared services and infrastructure that Microvision had provided to both segments in order to realize economies of scale and to efficiently use resources. These efficiencies include costs of certain legal, accounting, human resources and other Microvision corporate and infrastructure costs. These expenses were allocated to the segments and the allocation was determined on a basis that the Company considered to be a reasonable reflection of the utilization of services provided to, or benefits received by, the segments.

After Lumera's initial public offering, Lumera became a significant unconsolidated equity investment of Microvision.

The following tables reflect the results of the Company's reportable segments for the years ended December 31, 2004 and 2003 under the Company's management system. The performance of each segment was measured based on several metrics. Since July 2004 Microvision has operated as one segment. These results were used, in part, by management, in evaluating the performance of, and in allocation of resources to, each of the segments (in thousands):

	Year Ended December 31, 2004			
	Microvision	Lumera	Elimination	Total
Contract Revenue	$ 8,135	$ 686	$ --	$ 8,821
Product Revenue	2,597	--	--	2,597
Cost of Contract Revenue	5,106	433	--	5,539
Cost of Product Revenue	3,868	--	--	3,868
Research and development expense	13,581	1,129	--	14,710
Marketing, general and administrative expense	17,795	1,433	--	19,228
Non-cash compensation expense	821	1,297	--	2,118
Interest income	270	2	--	272
Interest expense	31	120	--	151
Segment loss	32,257	3,724	(2,438)	33,543
Depreciation	1,711	695	--	2,406
Expenditures for capital assets	970	70	--	1,040
Segment assets	25,538	--	--	25,538

	Year Ended December 31, 2003			
	Microvision	Lumera	Elimination	Total
Contract Revenue	$ 11,792	$ 1,725	$ --	$ 13,517
Product Revenue	1,135	--	--	1,135
Cost of Contract Revenue	5,015	1,014	--	6,029
Cost of Product Revenue	1,017	--	--	1,017
Research and development expense	16,755	6,561	--	23,316
Marketing, general and administrative expense	14,557	1,270	--	15,827
Non-cash compensation expense	1,115	1,041	--	2,156
Interest income	342	39	--	381
Interest expense	51	--	--	51
Segment loss	25,205	8,083	(7,125)	26,163
Depreciation	1,924	1,185	--	3,109
Expenditures for capital assets	1,094	455	--	1,549
Segment assets	37,224	4,058	(7,364)	33,918

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Contract Revenue Contract revenue increased by $2.6 million, or 29%, to $11.4 million from $8.8 million in 2004. The increase resulted from a higher level of development contract business performed in 2005 than that performed in 2004 on contracts entered into in both 2005 and 2004. In 2005, 43% and 35% of contract revenue was earned from development contracts with a single commercial customer and a single U. S. government customer, respectively.

Contract revenue is earned from the Company's work on development contracts with the United States government and commercial enterprises. In 2005, 46% of contract revenue was derived from performance on development contracts with the United States government and 54% from performance on development contracts with commercial customers. In comparison, 55% of contract revenue was derived from performance on development contracts with the United States government and 45% from performance on development contracts with commercial customers in 2004. The Company expects contract revenue to fluctuate significantly from year to year.

In June 2005, the Company entered into a $4.4 million contract with General Dynamics C4 Systems to continue the development of a helmet-mounted display for the Air Warrior Block 3 system. General Dynamics is under contract with the U.S. Army's Product Manager -- Air Warrior in Huntsville, Ala., to develop and integrate the Air Warrior Block 3 system. The Microvision helmet-mounted display is being designed as a full-color, see-through, daylight and night-readable, high-resolution display.

The Company had a contract revenue backlog of $2.8 million at December 31, 2005. The backlog is composed of development contracts, including amendments, entered through December 31, 2005. The Company plans to complete all of the contract backlog during 2006.

Product Revenue Microvision earns product revenue from the sale of Nomad and Flic. Microvision recognizes revenue on product sales upon customer acceptance or when the right to return has expired. Product revenue increased $800,000 or 29% to $3.4 million from $2.6 million in 2004. Revenue from Nomad sales increased by approximately $900,000 in 2005 from 2004, while revenue from Flic sales decreased by approximately $100,000 over the same period.

During 2005, Microvision earned $1.8 million from the sale of approximately 300 Nomads compared to $864,000 from the sale of approximately 200 Nomads in 2004. Microvision introduced a new version of the Nomad in March 2004. The new version is 40% smaller than the previous version and cost less to produce. Microvision is targeting truck and automotive repair and military applications for the Nomad.

The Nomad has not gained the commercial acceptance the company had planned when the product was introduced. In January 2006 the Company took steps to reduce its cost in manufacturing, sales and marketing of Nomad until it develops a go to market strategy that will be more successful. The Company is working with a small number of potential customers to define applications and business cases for the Nomad. Defining the business case consists of studying the potential customers work environment, identifying operations that could be performed more economically using Nomad, conducting trials to demonstrate the cost savings, collecting customer feedback, making modifications or improvements to the applications or the Nomad, and then developing sales tools to take advantage of the proven benefits. The company expects to take at least the first half of 2006 to develop a go to market strategy for Nomad. Until the go to market strategy is complete the Company expects limited sales of Nomad.

During 2005 and 2004, Microvision recorded $1.6 million and $1.7 million respectively, in revenue from sales of Flic barcode scanners. Revenue from Flic was negatively impacted in 2005 by delays in product shipments from the Company's contract manufacturer. The Company is working closely with its contract manufacturer to improve deliveries of Flic.

The Company had a product revenue backlog of $579,000 at December 31, 2005. The backlog is composed primarily of orders for Flic received through December 31, 2005. The Company plans to deliver all products in backlog during 2006.

Cost of Contract Revenue. Cost of contract revenue includes both the direct and allocated indirect costs of performing on development contracts. Direct costs include labor, materials and other costs incurred directly in performing specific projects. Indirect costs include labor and other costs associated with operating the Company's research and product development department and building the technical capabilities of the Company. Cost of contract revenue is determined both by the level of direct costs incurred on development contracts and by the level of indirect costs incurred in managing and building the technical capabilities and capacity of the Company. The cost of contract revenue can fluctuate substantially from period to period depending on the level of both the direct costs incurred in the performance of projects and the level of indirect costs incurred.

Cost of contract revenue increased by $917,000, or 17%, to $6.5 million from $5.5 million. On a percentage of contract revenue basis, cost of contract revenue decreased to 57% from 63% in 2004. The change in cost of contract revenue as a percentage of contract revenue is primarily attributable to changes in the contract costs mix. Total direct costs in 2005 increased approximately 23% from 2004. The direct labor cost portion of direct cost increased by approximately 8% from 2004. The increase in direct labor cost resulted from a higher volume of contract work performed during 2005 compared to 2004.

Research and development overhead is allocated to both cost of contract revenue and research and development expense based on the proportion of direct labor cost incurred in cost of contract revenue and research and development, respectively.

The Company expects that cost of contract revenue on an absolute dollar basis will increase in the future. This increase will likely result from planned additional development contract work that the Company expects to perform, and commensurate growth in the Company's personnel and technical capacity required to perform on such contracts. The cost of contract revenue, as a percentage of contract revenue, can fluctuate significantly from period to period depending on the contract mix and the level of direct and indirect cost incurred.

Cost of Product Revenue Cost of product revenue includes both the direct and allocated indirect costs of manufacturing Nomads and Flics sold to customers. Direct costs include labor, materials and other costs incurred directly in the manufacture of Flic and Nomad. Indirect costs include labor and other costs associated with maintaining Microvision manufacturing capabilities and capacity. Cost of product revenue increased $4.7 million or 123% to $8.6 million from $3.9 million in 2004.

Microvision's costs to produce Nomad units during 2005 were substantially higher than product revenue. Until October 2004, Microvision classified production cost in excess of product revenue as research and development expense. In October 2004, management determined that Nomad production and manufacturing processes were sufficiently mature to support "commercial production" as described in SFAS No. 2 "Accounting for Research and Development Costs". As a result of this determination Microvision began full absorption of manufacturing overhead cost.

Cost of product revenue in 2005 includes the write off of $3.0 million of Nomad inventory and $700,000 of Flic inventory. The write-off's were due to changes in product design and customer demand that caused components and accessories to become obsolete or excess to forecasted demand. Microvision values inventory at the lower of cost or market. Microvision also reduces the value of its raw material inventory to its estimated scrap value when management determines that it is not probable that the inventory will be utilized through normal production during the next 12 months.

Manufacturing overhead is allocated to inventory, cost of product revenue, cost of contract revenue, and research and development expense based on the proportion of direct material purchased for the respective activity. During 2005, the Company expensed approximately $1.5 million of manufacturing overhead associated with production capacity in excess of production requirements

In January 2006, the Company implemented a plan that included steps to reduce production costs. These steps included ongoing activities to improve product quality and reductions in overhead costs. The Company expects gross margins on product sales to improve in 2006.

The Company expects that cost of product revenue on an absolute dollar basis will increase in the future. This increase will likely result from increased shipments of commercial products. The Company expects that cost of product revenue will be higher than product revenue until the Company achieves sales volumes that match its production capability.

Research and Development Expense Research and development expense consists of:

- compensation related costs of employees and contractors engaged in internal research and product development activities,
- research fees paid to the University of Washington under the Lumera Sponsored Research Agreement (prior to July 2004),
- laboratory operations, outsourced development and processing work,
- fees and expenses related to patent applications, prosecution and protection,
- related operating expenses and
- costs relating to acquiring and maintaining licenses.

Research and development expense decreased by $8.1 million, or 55%, to $6.6 million from $14.7 million in 2004.

Research and development expense in 2004 included approximately $4.3 million in manufacturing overhead associated with Nomad production. The Company classified Nomad manufacturing expense in excess of Nomad product revenue as research and development expense until the Nomad design and production capabilities were sufficiently mature to support commercial production in the fourth quarter of 2004.

Research and Development expense attributable to Lumera was $1.1 million in 2004. The decrease in Research and Development expense attributable to Lumera accounts for 14% of the decrease in consolidated Research and Development expense.

The Company allocates research and development resources to customer funded projects and internally funded projects based on management's determination of customer requirements, product development requirement, and the availability of research and development resources to meet project objectives. During 2005 the Company allocated $917,000 more resources to customer funded projects than in 2004.

The Company believes that a substantial level of continuing research and development expense will be required to develop commercial products using the scanned beam technology. Accordingly, the Company anticipates that its research and development expenditures will continue to be significant. These expenses could be incurred as a result of:

- subcontracting work to development partners,
- expanding and equipping in-house laboratories,
- acquiring rights to additional technologies,
- incurring related operating expenses, and
- hiring additional technical and support personnel.

The Company expects that the amount of spending on research and product development will remain high in future quarters as we:

- continue development and commercialization of the Company's scanned beam technology,
- accelerate development of the integrated photonics module to meet emerging market opportunities, and
- pursue other potential business opportunities.

Sales, Marketing, General and Administrative Expense Sales, marketing, general and administrative expenses include compensation and support costs for sales, marketing, management and administrative staff, and for other general and administrative costs, including legal and accounting, consulting and other operating expenses.

The Company's marketing activities include corporate awareness campaigns, such as web site development and participation at trade shows, corporate communications initiatives, and working with potential customers and joint venture partners to identify and evaluate product applications in which the Company's technology could be integrated or otherwise used.

Sales, marketing, general and administrative expenses increased by $695,000, or 4%, to $19.9million from $19.2 million in 2004. The increase in sales, marketing, general and administrative expenses are due to the increase in sales and marketing activity related to Nomad and Flic sales. The Company has added sales staff, demonstration equipment and promotion materials to support increased sales of Nomad and Flic.

In 2000, the Board of Directors authorized Microvision to provide unsecured lines of credit to each of its three senior officers. No loans have been made under either Microvision's Executive Option Exercise Note Plan or the Executive Loan Plan since July 2002, and Microvision does not intend to make any additional loans under these plans. A total of $2,723,000 was issued and remains outstanding under the Executive Loan Plan. There are currently no outstanding loans under the Executive Option Exercise Note Plan.

In 2005, Microvision determined that certain of its senior officers may have had insufficient net worth and short-term earnings potential to repay their outstanding loans. As a result, Microvision recorded additional allowances for doubtful accounts for the receivables from senior officers of $1,031,000. The balance of the allowance for doubtful accounts for receivables from senior officers was $1.9 million at December 31, 2005. Two of the officers left the Company in January 2006. In accordance with the terms, the loans will be due in January 2007. Microvision has no plans to forgive any portion of the principal of the outstanding receivable balance.

In January 2006, the Company took the following steps to reduce sales, marketing, general and administrative expense:

- Reduced the number of executive officers and vice presidents by 50%.
- Reduced the sales and marketing costs for Nomad until the Company completes a new go to market strategy.

After the expected decline in 2006 compared to 2005, the Company anticipates sales, marketing, general and administrative expenses will increase as product revenue increases in future periods and as the Company:

- adds to its sales and marketing staff,
- makes additional investments in sales and marketing activities, and
- increases the level of corporate and administrative activity.

Non-Cash Compensation Expense Non-cash compensation expense includes the amortization of the value of stock options granted to individuals who are not employees or directors of the Company for services provided to the Company as well as employee stock based compensation expenses. Non-cash compensation expense decreased by $1.7 million or 80% to $429,000 from $2.1 million in 2004.

The following table shows the components of non-cash compensation expense for 2005 and 2004, respectively.

	2005	2004
Microvision stock, options and warrants issued to third parties	$ 335,000	$ 587,000
Microvision stock options issued to employees	59,000	54,000
Microvision stock and options issued to Independent Directors	35,000	46,000
Lumera options issued to Microvision employees	--	134,000
Lumera non-cash compensation expense	--	1,297,000
	$ 429,000	$ 2,118,000

At December 31, 2005, the Company had $85,000 of unamortized non-cash compensation expense that will be amortized over the next two years.

Interest Income and Expense Interest expense increased in 2005 by $3.1 million to $3.3 million from $151,000 in 2004. In March 2005, the Company raised $10 million before issuance costs of $423,000 from the issuance of convertible notes ("March Notes") and warrants to purchase an aggregate of 462,000 shares of Microvision common stock. In December 2005, the Company raised $10 million before issuance costs of $134,000 from the issuance of convertible notes ("December Notes"), 838,000 shares of Microvision common stock and warrants to purchase 1,089,000 shares of Microvision common stock. This increase in interest expense relates to the stated interest on the March Notes and December Notes, (together "the Notes") as well as the amortization of the discount recorded on the Notes due to the warrants and embedded derivative feature of the Notes. The Company expects interest expense will be substantially higher than in previous periods as a result of these transactions.

Loss on debt extinguishment In July 2005, the Company entered into an agreement to amend the Company's March Notes. In connection with the amendment, the Company issued three year warrants to purchase 750,000 shares of Microvision common stock with an exercise price of $6.84 per share. The conversion price of the amended notes and exercise price of the warrants are subject to anti-dilution adjustments. In addition, the price at which the note holder can convert the March Notes to Microvision common stock was reduced to $5.85 per share, and the price at which the Company can mandatorily convert the March Notes to Microvision common stock was reduced to $10.24. The Company has pledged 1,750,000 shares of its Lumera common stock as collateral for the March Notes. As a result of the amendment, the amended notes are no longer exchangeable into Lumera common stock.

The Company has concluded that the amendment of the March Notes met the criteria of a debt extinguishment and recorded a charge of $3,313,000 for the change in the fair value of the debt in July 2005. The charge was measured as the value of the additional warrants that were issued to the note holders and the fair value of the reduced price at which the debt could be converted to Microvision common stock. The additional warrants were valued using the Black Scholes option-pricing model with the following assumptions: expected volatility of 75%; expected dividend yield of 0%; risk free interest rate of 4.62%; and contractual life of three years. The warrants were initially valued at $2,295,000. The change in the conversion price was valued using the Black Scholes option-pricing model with the following assumptions: expected volatility of 75%; expected dividend yield of 0%; risk free interest rate of 4.62%; and contractual life equal to the length of the option. The change in the conversion price was valued at $1,018,000.

Gain on derivative feature of notes payable The following table summarizes the accounting for the Company's Notes:

	Notes	Warrants	Embedded derivative feature	Common stock and APIC	Loss on extinguishment of debt	Total
March 10, 2005 issuance	$ 5,395	$ 1,650	$ 2,955	$ --	$ --	$ 10,000
Debt restructuring at July 25, 2005	--	2,295	1,018	--	(3,313)	--
Conversion of debt to common stock at October 11, 2005	(1,398)	--	(439)	1,837	--	--
December 1, 2005 issuance	3,667	2,200	1,116	3,017	--	10,000
Principal payments on notes	(867)	--	--	867	--	--
Discount accretion for the year ended December 31, 2005	2,546	--	--	--	--	2,546
Changes in market value for the year ended December 31, 2005	--	(2,693)	(3,282)	--	--	(5,975)
Balances at December 31, 2005	$ 9,343	$ 3,452	$ 1,368	$ 5,721	$ (3,313)	

In connection with the issuance of the Company's March Notes, the Company concluded that the note holders' right to convert all or a portion of the notes into Microvision or Lumera common stock is an embedded derivative instrument as defined by FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. Accordingly, $2,955,000 of the cash proceeds were allocated to the embedded derivative instrument, which represents the fair value of the instrument on the date of issuance. The derivative instrument was valued using the higher of the Microvision or Lumera conversion feature. The value was determined using the Black Scholes option-pricing model with the following assumptions: expected volatility of 83%; expected dividend yield of 0%; risk free interest rate of 4.62%; and contractual life of six months to two years, which corresponds to the principal repayment dates. Due to change in the stock price and remaining life, the fair value of the embedded derivative instrument decreased to $2,463,000 at July 25, 2005 the date of the extinguishment. The change in value of $492,000 for the period from issuance to July 25, 2005, was recorded as a non-operating gain and is included in "Gain on derivative features of note payable, net" in the consolidated statement of operations.

The Company issued warrants to purchase 462,000 shares of common stock in connection with the issuance of the March Notes. The warrants vested on the date of grant, have an exercise price of $6.84 per share and expire in March 2010. The initial exercise price is subject to adjustment in the event Microvision issues common stock or common stock equivalents at a price per share of common stock below the exercise price of the warrant. Under the terms of the restructuring of the notes in July 2005, the Company issued three year warrants to purchase 750,000 shares of Microvision common stock at a price of $6.84. The warrants met the definition of a derivative instrument that must be accounted for as a liability under the provisions of Emerging Issues Task Force Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,* because the Company cannot engage in certain corporate transactions affecting the common stock unless it makes a cash payment to the holders of the warrants. Accordingly, $1,651,000 of the cash proceeds were allocated to the original warrants and an additional $2,295,000 was allocated to the warrant issued in July 2005. These amounts which represent the fair value of the warrants on the date of issuance have been included in current liabilities. Subsequent changes in the fair value of the warrants will be recorded in the statement of operations each period. As of December 31, 2005, the warrants were valued using the Black Scholes option-pricing model with the following assumptions: expected volatilities of 65%and 58%; expected dividend yield of 0%; risk free interest rates ranging from 4.36% to 4.39%; and contractual lives of 4.2 years and 2.6 years. The change in value of the warrants of$2,671,000 for the year ended December 31, 2005 was recorded as a non-operating gain and is included in "Gain on Derivative Features of Note Payable Net" in the consolidated statement of operations.

The amended conversion feature described above continued to meet the definition of a derivative under FAS 133 and accordingly was recorded at fair value at issuance and included within long term liabilities. The carrying amount of the derivative will be adjusted to fair value at each balance sheet date. The derivative feature was valued at $331,000 at December 31, 2005 and the change in value from July 25, 21005 to December 31, 2005 of $2,712, was recorded as a now operating gain and is included in "Gain on derivative features of note payable, net" in the consolidated statement of operations.

In October 2005, the noteholder converted $1.8 million of the March Notes to 310,000 shares of common stock. The value of the embedded derivative feature associated with the converted shares of $439,000 was recorded to additional paid in capital.

In connection with the issuance of the December Notes, the Company concluded that the note holders' right to convert all or a portion of the notes into Microvision common stock is an embedded derivative instrument as defined by FASB Statement No. 133, accordingly $1.1 million of the cash proceeds were allocated to the embedded derivative instrument, which represents the fair value of the instrument on the date of issuance. The value of the derivative feature was determined using the Black Scholes option-pricing model with the following assumptions: expected volatility of 58%; expected dividend yield of 0%; risk free interest rates ranging from 4.01% to 4.39%; and contractual life of four to sixteen months, which corresponds to the principal repayment dates. Due to change in the stock price and remaining life, the fair value of the embedded derivative instrument decreased to $1,038,000 at December 31, 2005. The change in value of $78,000 was recorded as a non-operating gain and is included in "Gain on derivative features of note payable, net" in the consolidated statement of operations.

The Company issued warrants to purchase 1,089,000 shares of common stock in connection with the issuance of the December Notes. The warrants vested on the date of grant, have an exercise price of $3.94 per share and expire in December 2010. The warrants met the definition of a derivative instrument that must be accounted for as a liability under the provisions of Emerging Issues Task Force Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,* because the Company cannot engage in certain corporate transactions affecting the common stock unless it makes a cash payment to the holders of the warrants. Accordingly, $2.2 million of the cash proceeds were allocated to the original warrants which represent the fair value of the warrants on the date of issuance, and the amount was recorded as a current liability. Subsequent changes in the fair value of the warrants will be recorded in the statement of operations each period. As of December 31, 2005, the warrants were valued using the Black Scholes option-pricing model with the following assumptions: expected volatility of 65%; expected dividend yield of 0%; risk free interest rate of 4.35%; and contractual life of five years. The change in value of $22,000 was recorded as a non-operating gain and is included in "Gain on Derivative Features of Note Payable, Net" in the consolidated statement of operations.

Loss on equity in investment subsidiary In July 2004, Lumera completed an initial public offering of its common stock. In connection with the offering, all Lumera Series A and Series B Preferred Stock was converted to Lumera common stock. Immediately after the offering, Microvision owned 5,434,000 shares, or 33%, of the common stock of Lumera. As a result of the change in ownership percentage, Microvision has changed the method of accounting for its investment in Lumera to the equity method. Under the equity method, Microvision recorded its ownership interest in the net book value of Lumera immediately following the initial public offering as an investment in equity method subsidiary of $11.9 million. Microvision records its pro rata share of Lumera's income or loss as an adjustment in the value of its investment in Lumera. Microvision's share in Lumera's losses was $3.2 million for the year ended December 31, 2005 and $1.7 million for the period from July 2004 to December 31, 2004.

Gain on Sale of Securities of Equity Subsidiary During 2005 Microvision sold 812,000 shares of its Lumera common stock at prices between $4.04 and $5.00 per share. The total proceeds from the sales were $3,893,000. The sales price was higher than the average carrying value of the shares and the Company recognized a gain of $2.7 million in 2005.

Income Taxes No provision for income taxes has been recorded because the Company has experienced net losses from inception through December 31, 2005. At December 31, 2005, Microvision had net operating loss carry-forwards of approximately $191.0 million for federal income tax reporting purposes. In addition, Microvision has research and development tax credits of $2.6 million. The net operating losses begin expiring in 2008 if not previously utilized. In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of Microvision's shareholders during any three-year period would result in a limitation on Microvision's ability to utilize a portion of its net operating loss carry-forwards. Microvision has determined that such a change of ownership occurred during 1995 and that the annual utilization of loss carry-forwards generated through the period of that change will be limited to approximately $761,000. An additional change of ownership occurred in 1996 and the annual limitation for losses generated in 1996 is approximately $1.6 million.

Inducement for Conversion of Preferred Stock In September 2004, Microvision raised $10.0 million before issuance costs of $90,000 from the sale of 10,000 shares of convertible preferred stock and a warrant to purchase 362,000 shares of common stock. The preferred stock terms include a dividend of 3.5% per annum, payable quarterly in cash or registered common stock, at the election of the Company, subject to certain conditions.

The net cash proceeds of $9,910,000 were allocated to the preferred stock and the warrant based on the relative fair values of the securities. The warrants were valued using the Black Scholes option-pricing model with the following assumptions: expected volatility, 75%; risk free interest rate, 3.4%, and contractual life five years. $1.3 million of the proceeds were allocated to the warrant and was recorded as an increase to additional paid-in capital.

Subsequent to the relative fair value allocation, the effective conversion price of the convertible preferred stock was less than the closing price of Microvision's common stock on the date of commitment to purchase the preferred stock, resulting in the recognition of a beneficial conversion feature in accordance with Emerging Issues Task Force No 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments." This beneficial conversion feature was measured as $1.2 million, which represents the difference between the fair value of the common stock and the effective conversion price. This beneficial conversion feature was recorded to additional paid-in capital and will be recorded as a deemed dividend to preferred stockholders (accretion) using the effective interest method, over the stated life of the preferred stock, which is three years. During 2005, the Company recorded $280,000 in dividends on the preferred stock and $303,000 in accretion of the beneficial conversion feature of the preferred stock.

In August 2005, the holder of the Company's preferred stock agreed to convert 5,000 shares of the Company's preferred stock into 734,000 shares of common stock. As an inducement to convert the preferred stock the Company issued 124,000 shares of its common stock to the preferred stock holder and adjusted the exercise price from $8.16 to $6.84 per share for the existing warrants to purchase 362,000 shares of common stock issued in connection with the original sale of the Company's preferred stock. The total value of the 124,000 common shares issued of $701,000, the change in the value of the warrants of $62,000 and the amount of unamortized beneficial conversion feature on the preferred stock of $421,000 was recorded as an inducement to convert the preferred stock and charged to common shareholders in 2005. The warrants were valued using the Black Scholes option pricing model with the following assumption: expected volatility 65%, risk free interest rate 4.25% and contractual life 4.1 years.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

Contract Revenue Contract revenue decreased by $4.7 million, or 35%, to $8.8 million from $13.5 million in 2003. The decrease resulted from a lower level of development contract business performed in 2004 than that performed in 2003 on contracts entered into in both 2004 and 2003.

In 2004, 55% of contract revenue was derived from performance on development contracts with the United States government and 45% from performance on development contracts with commercial customers. In comparison to 53% of contract revenue was derived from performance on development contracts with the United States government and 47% from performance on development contracts with commercial customers in 2003. In 2003, 29% of consolidated contract revenue was earned from development contracts with a single commercial customer.

In May 2004, Microvision entered into a $3.9 million contract modification with the U.S. Army's Aviation Applied Technology Directorate to continue work on an advanced helmet mounted display and imaging system to be used in the Virtual Cockpit Optimization Program.

In December 2004, Microvision entered into a $6.2 million contract with Ethicon Endo-Surgery, Inc., a subsidiary of Johnson & Johnson, to integrate Microvision's technology into certain medical products. The contract includes an exclusive license for Microvision's technology for certain human medical applications during the term of the development agreement.

The Company had a contract revenue backlog of $7.0 million at December 31, 2004. The backlog was composed of development contracts, including amendments, entered through December 31, 2004.

Product Revenue Product revenue increased $1.5 million or 129% to $2.6 million from $1.1 million in 2003. The increase resulted from increased sales of both Flic and Nomad in 2004.

During 2004, Microvision earned $864,000 from the sale of 208 Nomads compared to $855,000 from the sale of 133 Nomads in 2003. Microvision introduced a new version of the Nomad in March 2004.

During 2004 and 2003, Microvision recorded $1,732,000 and $280,000, respectively, in revenue from sales of Flic barcode scanners.

The Company had a product revenue backlog of $157,000 at December 31, 2004. The backlog was composed of orders for Nomad and Flic received through December 31, 2004.

Cost of Contract Revenue Cost of contract revenue decreased by $449,000, or 8%, to $5.5 million from $6.0 million. On a percentage of contract revenue basis, cost of contract revenue increased to 63% from 44% in 2003. The change in cost of contract revenue as a percentage of contract revenue is primarily attributable to changes in the contract costs mix. Total direct costs in 2004 decreased approximately 6% from 2003. The direct labor cost portion of direct cost decreased by approximately 6% from 2003. The decrease in direct labor cost resulted from a lower volume of contract work performed during 2004 compared to 2003.

During 2004, the Company experienced unplanned technical difficulties on one significant project. As a result of the difficulties, more direct costs than planned were incurred in completing the project resulting in a lower gross margin during 2004 than in 2003.

Cost of Product Revenue Cost of product revenue increased $2.8 million or 266% to $3.9 million from $1.1 million in 2003. Microvision's costs to produce Nomad units during 2004 were substantially higher than product revenue. Until October 2004, Microvision classified production cost in excess of product revenue as research and development expense. In October 2004, management determined that Nomad production and manufacturing processes were sufficiently mature to support "commercial production" as described in SFAS No. 2 "Accounting for Research and Development Costs". As a result of this determination Microvision began full absorption of manufacturing overhead cost. During the fourth quarter of 2004, the cost of product revenue exceeded product revenue for both the Flic and Nomad products.

Cost of product revenue in 2004 includes the write off of $764,000 of Flic inventory and $479,000 of Nomad inventory. The write off's were due to changes in product design and customer demand that caused components and accessories to become obsolete or slow moving

Research and Development Expense Research and development expense decreased by $8.6 million, or 37%, to $14.7 million from $23.3 million in 2003.

Research and development expense attributable to Lumera decreased $5.5 million, or 83%, to $1.1 million from $6.6 million in 2003. The decrease in research and development expense attributable to Lumera accounts for 64% of the decrease in consolidated research and development expense.

In April 2004, Lumera and the University of Washington entered into a fourth amendment to the Sponsored Research Agreement that required payments of $125,000 for quarters ending March 31, 2004 and June 30, 2004 and eliminates the contingent payment of $2.0 million. For each of the quarters ending September 30, 2004 and December 31, 2004, Lumera was required to pay $250,000. The agreement terminated in 2005 after payments of $375,000 were made in quarters ending March 31, 2005 and June 30, 2005. Total payments under the Sponsored Research Agreement were $5.8 million instead of the original $9.0 million. Lumera recognizes research and development expense under the Sponsored Research Agreement on a straight line basis over the term of the agreement. At the time of the fourth amendment to the Sponsored Research Agreement, Lumera had recognized $6.5 million in expense related to the Sponsored Research Agreement. In April 2004, Lumera recorded a reduction in its liability and an offsetting reduction in expense of $2.4 million to reduce the cumulative expense recognized under the Sponsored Research Agreement to the expense incurred under the fourth amendment on a straight line basis.

Research and development expense in 2003 included $645,000 for the closure of Microvision's research and development facility in San Mateo, California. Microvision consolidated its research and development activities in Bothell, Washington in May 2003.

Sales, Marketing, General and Administrative Expense Sales, marketing, general and administrative expenses increased by $3.4 million, or 22%, to $19.2 million from $15.8 million in 2003. The increase in sales, marketing, general and administrative expenses was due to the increase in sales and marketing activity related to Nomad and Flic sales. The Company added sales staff, demonstration equipment and promotion materials to support increased sales of Nomad and Flic

Non-Cash Compensation Expense Non-cash compensation expense decreased by $38,000 or 2% to $2.1 million from $2.2 million in 2003.

In September 2003, the Company issued two warrants to purchase an aggregate of 70,000 shares of common stock to a third party in exchange for services provided to the Company. One warrant grants the holder the right to purchase up to 60,000 shares of common stock at a price of $7.50 per share. The warrant vests in three equal tranches on the date of grant, in December 2003, and March 2004. The other warrant grants the holder the right to purchase up to 10,000 shares at a price of $12.00 per share and vests in March 2004. The unvested warrants were subject to remeasurement at each balance sheet date until vested. The deferred compensation related to these warrants was being amortized to non-cash compensation expense over the fourteen month service period of the agreement. Non-cash amortization expense related to these warrants was $140,000 and $192,000 for 2004 and 2003 respectively. The total value of the warrants was estimated on December 31, 2003 and the grant date at $318,000 and $328,000, respectively. The fair values of the warrants were estimated on the date of grant and December 31, 2003, using the Black Scholes option-pricing model with the following weighted-average assumptions: expected volatilities of 83%, risk-free interest rates of 2.7% and dividend yields of zero percent. The contractual lives used at the measurement dates above were 4 years and 3.9 years, respectively.

In August 2000, the Company issued warrants to purchase an aggregate of 200,000 shares of common stock to two consultants in connection with entering into certain consulting agreements with the Company. One of the consultants subsequently became a director. The warrants grant each of the holders the right to purchase up to 100,000 shares of common stock at a price of $34.00 per share. The warrants to purchase an aggregate of 150,000 shares vested over three years and were subject to remeasurement at each balance sheet date during the vesting period. The remaining warrants to purchase an aggregate of 50,000 shares had a measurement date at the time of grant. The deferred compensation related to these warrants is being amortized to non-cash compensation expense over the five-year period of service under the agreements. The total original value of both warrants were estimated at $5,476,000.

During 2004, Lumera granted options to purchase 415,000 shares of Class A common stock to Lumera employees and directors with a weighted-average exercise price of $2.00. Lumera subsequently determined that the fair market value of its common stock was greater than the exercise price of the options. Lumera recorded aggregate charges of $216,000 during 2004 related to these grants.

During 2004, Lumera granted vested options to purchase 40,000 shares of Class A common stock to Microvision employees with a weighted-average exercise price of $2.00. Lumera subsequently determined that the fair market value of its common stock was greater than the exercise price of the options. The Company recorded aggregate charges of $134,000 during 2004 related to these grants.

The following table shows the components of non-cash compensation expense for 2004 and 2003, respectively.

	2004	2003
Microvision stock, options and warrants issued to third parties	$ 587,000	$ 849,000
Microvision stock options issued to employees	54,000	265,000
Microvision stock and options issued to Independent Directors	46,000	1,000
Lumera options issued to Microvision employees	134,000	--
Lumera non-cash compensation expense	1,297,000	1,041,000
	$ 2,118,000	$ 2,156,000

At December 31, 2004, the Company had $305,000 of unamortized non-cash compensation expense that will be amortized over the next year.

Interest Income and Expense Interest income in 2004 decreased by $109,000, or 29%, to $272,000 from $381,000 in 2003. This decrease resulted primarily from lower average cash and investment securities balances in 2004 than the average cash and investment securities balances in the prior year.

Interest expense was consistent with 2004 because the amount of borrowings did not change significantly.

Loss on equity in investment subsidiary In July 2004, Lumera completed an initial public offering of its common stock. In connection with the offering, all Lumera Series A and Series B Preferred Stock was converted to Lumera common stock. Immediately after the offering, Microvision owned 5,434,000 shares, or 33%, of the common stock of Lumera. As a result of the change in ownership percentage, Microvision has changed the method of accounting for its investment in Lumera to the equity method. Under the equity method, Microvision recorded its ownership interest in the net book value of Lumera immediately following the initial public offering as an investment in equity method subsidiary of $11.9 million. Microvision records its pro rata share of Lumera's income or loss as an adjustment in the value of its investment in Lumera. For the period from July 2004 to December 31, 2004 Microvision's share in Lumera's losses was $1.7 million.

Income Taxes No provision for income taxes has been recorded because the Company has experienced net losses from inception through December 31, 2004. At December 31, 2004, Microvision had net operating loss carry-forwards of approximately $168.0 million for federal income tax reporting purposes. In addition, Microvision had research and development tax credits of $2.2 million.

Non-cash Beneficial Conversion Feature of Preferred Stock. In September 2004, Microvision raised $10.0 million before issuance costs of $90,000 from the sale of 10,000 shares of convertible preferred stock and a warrant to purchase 362,000 shares of common stock. The preferred stock is convertible on demand by the holder into common stock at a conversion price of $6.91 per share of common stock.

The warrant vested on the date of grant, has an exercise price of $8.16 per share and expires on September 10, 2009. The initial exercise price is subject to adjustment in the event the Company issues common stock or derivative securities at a price per share of common stock below the market price or the exercise price of the warrant.

The net cash proceeds of $9,910,000 were allocated to the preferred stock and the warrant based on the relative fair values of the securities. The warrants were valued using the Black Scholes option-pricing model with the following assumptions: expected volatility, 75%, risk free interest rate of 3.4%, and a contractual life 5 years. $1.3 million of the proceeds were allocated to the warrant and were recorded as an increase to additional paid-in capital.

Subsequent to the relative fair value allocation, the effective accounting conversion price of the convertible preferred stock was less than the closing price of Microvision's common stock on the date of commitment to purchase the preferred stock. This beneficial conversion feature was measured as $1.2 million, which represents the difference between the fair value of the common stock and the effective accounting conversion price. This beneficial conversion feature was recorded to additional paid-in capital and will be recorded as a deemed dividend to preferred stockholders (accretion) over the stated life of the preferred stock which is three years.

Liquidity and Capital Resources Microvision has incurred significant losses since inception. The Company has funded operations to date primarily through the sale of common stock, convertible preferred stock, warrants, the issuance of convertible debt and, to a lesser extent, from development contract revenues and product sales. At December 31, 2005, Microvision had $6.9 million in cash and cash equivalents. In January 2006 the Company raised $10.3 million through the sale of 2.6 million shares of its Lumera common stock equity method investment to a small group of private investors. The Company has sufficient cash to fund its operations through July 2006.

As discussed elsewhere in this report, the Company has received a report from our independent registered public accounting firm regarding the consolidated financial statements for the year ended December 31, 2005 that includes an explanatory paragraph stating that the financial statements have been prepared assuming Microvision will continue as a going concern. The explanatory paragraph states the following conditions, which raise substantial doubt about our ability to continue as a going concern: (i) the Company has incurred operating losses since inception, including a net loss available for common shareholders of $30.3 million for the fiscal year ended December 31, 2005, and the Company has an accumulated deficit of $215.7 million at December 31, 2005 and (ii) the Company anticipates requiring additional financial resources to enable it to fund its operations at least through December 31, 2006.

The Company plans to raise additional cash before July 2006 to fund its operations through the sale of its common stock, preferred stock or through the issuance of debt. The Company has taken the following actions to reduce its use of cash and improve the operations of the Company:

- Made significant changes to it senior management team including appointing a new Chief Executive Officer

- Announced a restructuring and realignment plan that targets a 30% reduction in operating loss

- Begun adding members to the Board of Directors with experience that directly supports the Company's business objectives

- Engaged an investment bank to assist the Company in pursuing financing alternatives

Cash used in operating activities totaled $19.7 million during 2005, compared to $30.8 million during 2004.

The Company had the following material gains and charges and changes in assets and liabilities during the year ended December 31, 2005.

- *"Non cash interest expense, net"*.In connection with the issuance of the Company's notes in March 2005 and December 2005 the Company allocated proceeds to the embedded derivative features and the warrants. The aggregate discount to the notes of $7.9 million is amortized to noncash interest expense using the imputed interest method over the life of the notes. At December 31, 2005 the Company has $5.0 million in unamortized discount associated with the notes remaining.

- *"Derivative feature of notes payable"* In connection with the issuance of the Notes, the Company allocated a portion of the proceeds to the embedded derivative features of the Notes. Due to changes in the stock price and remaining life, the fair value of the embedded derivative instrument decreased to $1.4 million at December 31, 2005. The aggregate change in value of $3.3 million for the year ended December 31, 2005 was recorded as a non-operating gain and is included in "Gain on derivative features of note payable, net" in the consolidated statement of operations.

- *"Allowance for receivables from related parties"* In 2000, the Board of Directors authorized Microvision to provide unsecured lines of credit to each of its three senior officers. No loans have been made under either Microvision's Executive Option Exercise Note Plan or the Executive Loan Plan since July 2002, and Microvision does not intend to make any additional loans under these plans. A total of $2,723,000 was issued and remains outstanding under the Executive Loan Plan. There are currently no outstanding loans under the Executive Option Exercise Note Plan.

  In 2005, Microvision determined that certain of its senior officers may have had insufficient net worth and short-term earnings potential to repay their outstanding loans. As a result, Microvision recorded additional allowances for doubtful accounts for the receivables from senior officers of $1.0 million. The balance of the allowance for doubtful accounts for receivables from senior officers was $1.9 million at December 31, 2005. Two of the officers left the Company in January 2006, in accordance with the terms, the loans issued to these officers will be due in January 2007. Microvision has no plans to forgive any portion of the principal of the outstanding receivable balance.

- *"Equity losses in Lumera", "Investment in Lumera "and "Gain on sale of securities of equity subsidiary"* Microvision accounts for its investment in Lumera using the equity method. Microvision records its pro rata share of Lumera's income or loss as an adjustment in the value of its investment in Lumera. Microvision's share in Lumera's losses was $3.2 million for the year ended December 31, 2005 and $1.7 million for the period from July 2004 to December 31, 2004. During 2005, Microvision sold 812,000 shares of its Lumera common stock at prices between $4.04 and $5.00 per share. The total proceeds from the sales were $3,893,000. The aggregate carrying value of the shares sold was $1,192,000. The sales price was higher than the average carrying value of the shares and the Company recognized a gain of $2,700,000 in 2005. In March 2005 and December 2005, the Company issued convertible notes that are secured by 1,750,000 shares Lumera common stock with a book value of $2.2 million at December 31, 2005. The value of the restricted Lumera common stock has been recorded as "Restricted investment in Lumera."

- *"Loss on debt extinguishment"* In July 2005, the Company entered into an agreement to amend the March Notes. In connection with the amendment, the Company issued three year warrants to purchase 750,000 shares of Microvision common stock with an exercise price of $6.84 per share. The conversion price of the amended notes and exercise price of the warrants are subject to anti-dilution adjustments. In addition, the price at which the note holder can convert the March Notes to Microvision common stock was reduced to $5.85 per share, and the price at which the Company can mandatorily convert the March Notes to Microvision common stock was reduced to $10.24. The Company has pledged 1,750,000 shares of its Lumera common stock as collateral for the March Notes. As a result of the amendment, the March Notes are not currently exchangeable into Lumera common stock.

- The Company has concluded that the amendment of March Notes met the criteria of a debt extinguishment and recorded a charge of $3,313,000 for the change in the fair value of the debt in July 2005. The change in the value of the debt was measured as the value of the additional warrants that were issued to the note holders and the change in the price at which the debt could be converted to Microvision common stock. The additional warrants were valued using the Black Scholes option-pricing model with the following assumptions: expected volatility of 75%; expected dividend yield of 0%; risk free interest rate of 3.66%; and contractual life of three years. The warrants were initially valued at $2,295,000. The change in the conversion price was valued using the Black Scholes option-pricing model with the following assumptions: expected volatility of 75%; expected dividend yield of 0%; risk free interest rates ranging from 3.25% to 3.58%; and contractual life equal to the length of the option. The change in the conversion price was valued at $1,018,000.

- *"Accounts receivable" and "Billings in excess of costs and estimated earnings on uncompleted contracts"* In December 2004 the Company recorded a receivable of $3.5 million from a customer for an advance payment in accordance with the terms of the development contract. The Company received the payment in January 2005 and the Company performed work on the contract during 2005.

- *"Inventory"* Inventory decreased by $2.4 million to $759,000 at December 31, 2005 from $ 3.2 million at December 31, 2004. The decrease was primarily attributable to the write off of excess and obsolete inventory. The Company had previously made commitments to purchase certain minimum quantities based on the economic order quantities, sales forecast and the availability of raw materials. The Company values inventory at the lower of cost or market with cost determined on a weighted average cost basis. The following table shows the composition of the inventory at December 31, 2005 and December 31, 2004, respectively:

	December 31, 2005	December 31, 2004
Raw materials	$ 267,000	$ 1,607,000
Work in process	141,000	77,000
Finished goods	351,000	1,483,000
	$ 759,000	$ 3,167,000

Cash provided by investing activities totaled $1.0 million in 2005 compared to $10.0 million in 2004. During 2005, the Company had net purchases of investment securities of $863,000 compared net sales of investment securities of $11.1 million during 2004. The proceeds from the sales of investment securities were used to fund the Company's operations.

The Company used cash of $1.2 million for capital expenditures in 2005, compared to $1.0 million in 2004. Capital expenditures include leasehold improvements to leased office space and computer hardware and software, laboratory equipment and furniture and fixtures to support operations.

Cash provided by financing activities totaled $24.3 million in 2005, compared to $12.8 million in 2004. The following is a list of stock issuances during 2005 and 2004.

- In December 2005, the Company raised $10.0 million, before issuance costs of $134,000, from the issuance of convertible notes ("December Notes"), 838,000 shares of common stock and warrants to purchase 1,089,000 shares of Microvision common stock. The December Notes are convertible on demand by the holders into Microvision common stock at a conversion price of $3.94 per share. The note holders may convert all or a portion of their notes. In addition, upon the request of the note holders, the Company is required to redeem the December Notes for cash upon a change of control or an event of default at a redemption price equal to 125% of the then outstanding balance of the notes. The Company has pledged 1,750,000 shares of its Lumera common stock as collateral for the December Notes and the shares have been classified as a "Restricted investment in Lumera" on the Company's consolidated balance sheet.

  The terms of the December Notes include interest at LIBOR plus 3.0% provided that the interest rate shall not be less than 6% or greater than 8% payable quarterly in cash or Microvision common stock if the stock price is greater than $4.06 per share, at the election of the Company, subject to certain additional conditions. Under certain circumstances the interest rate increases to LIBOR plus 6% but not less than 12% or greater than 15%. If the Company chooses to pay interest in Microvision common stock as opposed to cash, the price will be based on 90% of the arithmetic average of the volume weighted average prices for the 20 trading days prior to the payment date. The December Notes are payable in five equal quarterly installments beginning in March 2006. The Company can elect to make the principal payments in common stock in lieu of cash if the stock price is greater than $4.06 per share, subject to certain other conditions. If the Company elects to pay principal in stock the stock will be issued at a 10% discount to the arithmetic average of the volume weighted average prices for the 15 trading days prior to the payment date. Additionally, the Company can elect to convert the December Notes into Microvision common stock if the stock price exceeds $6.90 per share for 20 out of any 30 consecutive trading days, subject to certain conditions.

The Company concluded that the note holders' right to convert all or a portion of the December Notes into Microvision common stock is an embedded derivative instrument as defined by FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities ("FAS 133")*. Accordingly, $1.1 million of the cash proceeds were allocated to the embedded derivative instrument, which represents the fair value of the instrument on the date of issuance. The value was determined using the Black Scholes option-pricing model with the following assumptions: expected volatility of 58%; expected dividend yield of 0%; risk free interest rate of 4.01% to 4.39%; and contractual life of four to sixteen months, which corresponds to the principal repayment dates. Due to changes in Microvision's stock price and remaining contractual life, the fair value of the embedded derivative feature decreased to $1,038,000 at December 31, 2005. The change in value of $78,000 was recorded as a non-operating gain and included in Gain on derivative features of note payable in the consolidated statement of operations. As of December 31, 2005 total principal payments of $7.0 million remain under the December Notes.

The warrants vested on the date of grant, have an exercise price of $3.94 per share of common stock and expire in December 2010. The warrants met the definition of a derivative instrument that must be accounted for as a liability under the provisions of Emerging Issues Task Force Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,* because the Company cannot engage in certain corporate transactions affecting the common stock unless it makes a cash payment to the holders of the warrants. Accordingly, $2.2 million of the cash proceeds were allocated to the warrants, which represents the fair value of the warrants on the date of issuance and the amount was recorded as a current liability. Subsequent changes in the fair value of the warrants will be recorded in the statement of operations each period. The warrants were valued using the Black Scholes option-pricing model with the following assumptions: expected volatility of 65%; expected dividend yield of 0%; risk free interest rate of 4.35%; and contractual life of five years.

The Microvision common stock was valued at the closing price on the date of closing of $3.60 per share. Aggregate proceeds of $3.0 million were allocated to the common stock. The remaining gross proceeds of $3.7 million were allocated to the December Notes.

- In August and September 2005 the Company raised $7.0 million before issuance costs through the sale of 1,333,000 shares of common stock at a price of $5.25 per share and five-year warrants to purchase 310,000 shares of common stock at a price of $6.50 to a holder of the Company's preferred stock and other investors.

  In March 2005, the Company raised $10.0 million, before issuance costs of $423,000, from the issuance of convertible notes ("March Notes") and warrants to purchase an aggregate of 462,000 shares of Microvision common stock. The March Notes are convertible on demand by the holders into Microvision common stock at a conversion price of $6.84 per share of Microvision common stock or Lumera common stock held by the Company at a conversion price of $5.64 per share up to a limit of 1,750,000 shares of Lumera common stock.

  The right to convert the March Notes into shares of Lumera common stock was removed pursuant to the amendment described below. The note holders may convert all or a portion of their notes. The initial conversion price is subject to adjustment in the event Microvision issues common stock or common stock equivalents at a price per share of common stock below the conversion price of the March Notes. Due to below market issuances of Company's common stock the conversion price of the March Notes at December 31, 2005 was $5.54 per share of common stock. In addition, upon the request of the note holders, the Company is required to redeem the March Notes for cash upon a change of control or an event of default at a redemption price equal to 125% of the then outstanding balance of the March Notes. The Company has pledged 1,750,000 shares of its Lumera common stock as collateral for the March Notes and the December Notes, described above. Those shares have been classified as a "Restricted investment in Lumera" on the Company's consolidated balance sheet.

The terms of the March Notes include interest at LIBOR plus 3.0% payable quarterly in cash or Microvision common stock, at the election of the Company, subject to certain conditions. However, in no case shall the interest rate be less than 6.0% or greater than 8.0%. If the Company chooses to pay interest in Microvision common stock instead of cash, the price will be based on 92% of the arithmetic average of the volume weighted average prices for the 10 trading days prior to the payment date. The March Notes are payable in six equal quarterly installments beginning in December 2005. The Company can subject to certain conditions, elect to make the principal payments in common stock in lieu of cash. Payment in stock will be issued at a 10% discount to the arithmetic average of the volume weighted average prices for the 15 trading days prior to the payment date. Additionally, the Company can elect to convert the March Notes into Microvision common stock if the stock price exceeds $11.97 per share for 20 out of any 30 consecutive trading days, subject to certain conditions.

The Company concluded that the note holders' right to convert all or a portion of the March Notes into Microvision or Lumera common stock is an embedded derivative instrument as defined by FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities ("FAS 133")*. Accordingly, $2,955,000 of the cash proceeds were allocated to the embedded derivative instrument, which represents the fair value of the instrument on the date of issuance. The derivative instrument was valued using the higher of the Microvision or Lumera conversion feature. The value was determined using the Black Scholes option-pricing model with the following assumptions: expected volatility of 83%; expected dividend yield of 0%; risk free interest rate of 4.62%; and contractual life of nine months to two years, which corresponds to the principal repayment dates. Due to changes in Lumera and Microvision's stock price and remaining contractual life, the fair value of the embedded derivative feature decreased to $2,463,000 at July 25, 2005 the date of the extinguishment. The changes in value of a decrease of $492,000 for the year ended December 31, 2005 was recorded as a non-operating gain and included in "Gain on derivative features of note payable" in the consolidated statement of operations. As of December 31, 2005 total principal payments of $7.3 million remain under the March Notes.

The warrants vested on the date of grant, have an exercise price of $6.84 per common share and expire in March 2010. The initial exercise price is subject to adjustment in the event Microvision issues common stock or common stock equivalents at a price per share of common stock below the exercise price of the warrant. Due to below market issuances of Company's common stock the exercise price of the warrants issued with the March Notes was adjusted to $6.29 as of December 31, 2005. The warrants met the definition of a derivative instrument that must be accounted for as a liability under the provisions of Emerging Issues Task Force Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,* because the Company cannot engage in certain corporate transactions affecting the common stock unless it makes a cash payment to the holders of the warrants. Accordingly, $1,651,000 of the cash proceeds were allocated to the warrants, which represents the fair value of the warrants on the date of issuance and the amount was recorded as a current liability. Subsequent changes in the fair value of the warrants will be recorded in the statement of operations each period. The warrants were valued using the Black Scholes option-pricing model with the following assumptions: expected volatility of 75%; expected dividend yield of 0%; risk free interest rate of 4.62%; and contractual life of five years. The remaining gross proceeds of $5,394,000 were allocated to the Notes.

In July 2005, the Company entered into an agreement to amend the March Notes. In connection with the amendment, the Company issued three year warrants to purchase 750,000 shares of Microvision common stock at an exercise price of $6.84 per share. The conversion price of the amended March Notes and exercise price of the warrants are subject to anti-dilution adjustments, subject to conditions. In addition, the price at which the Note holders can convert the March Notes to Microvision common stock was reduced to $5.85 per share, and the price at which the Company can mandatorily convert the March Notes to Microvision common stock was reduced to $10.24. As a result of the amendment, the March Notes are no longer exchangeable into Lumera common stock.

The Company has concluded that the amendment of the March Notes met the criteria of a debt extinguishment. The Company recorded a non cash charge of $3,313,000 for the change in the fair value of the debt and related consideration. The change in the value was measured as the value of the additional warrants that were issued to the note holders and the change in the price at which the debt could be converted to Microvision common stock. The additional warrants were valued using the Black Scholes option-pricing model with the following assumptions: expected volatility of 75%; expected dividend yield of 0%; risk free interest rate of 3.66%; and contractual life of three years. The additional warrants were initially valued at $2,295,000. The change in the conversion feature was valued using the Black Scholes option-pricing model with the following assumptions: expected volatility of 75%; expected dividend yield of 0%; risk free interest rates ranging from 3.25% to 3.58% and contractual life equal to the length of the option. The change in the conversion price was valued at $1,018,000.

The amended conversion feature continued to meet the definition of a derivative under FAS 133 and accordingly has been recorded at fair value and included within long-term liabilities. The carrying amount of the derivative will be adjusted to fair value at each balance sheet date. An adjustment of $2,712,000 was recorded for the period from July 25, 2005 to December 31, 2005.

In October 2005, the noteholder converted $1.8 million of the March Notes to 310,000 shares of common stock. The value of the embedded derivative feature associated with the converted shares of $439,000 was recorded to additional paid in capital.

The liability for both the initial warrant and the additional warrant are adjusted to the fair market value of $1,273,000 at December 31, 2005. The combined adjustment during the year ended December 31, 2005 was $2,672,000.

In September 2004, Microvision raised $10.0 million before issuance costs of $90,000 from the sale of 10,000 shares of convertible preferred stock and a warrant to purchase 361,795 shares of common stock. The preferred stock is convertible on demand by the holder into common stock at a conversion price of $6.91 per share of common stock. The initial conversion price is subject to adjustment in the event Microvision issues common stock or derivative securities at a price per share of common stock below the market price or the conversion price of the preferred stock. Due to below market issuances of Company's common stock the conversion price of the Preferred Stock as of December 31, 2005 was $6.36 per share of common stock. In addition, upon the request of the preferred stockholder, Microvision is required to redeem the preferred stock for cash in certain circumstances, including in the event of a material breach of representations, warranties or covenants under the purchase agreement or a change in control. Accordingly, Microvision has classified the preferred stock as "mandatorily redeemable convertible preferred stock" in its consolidated balance sheet. The preferred stock terms include a dividend of 3.5% per annum, payable quarterly in cash or registered common stock, at the election of the Company, subject to certain conditions. The preferred stock matures on September 10, 2007, at which time it is payable in cash or registered common stock, at the election of the Company, subject to certain conditions. Some of the conditions which would preclude the Company from paying in common stock are not within the Company's immediate control. The Company can elect to convert the preferred stock into common stock if the stock price exceeds $12.09 per share, subject to certain conditions. The warrant vested on the date of grant, has an exercise price of $8.16 per share and expires on September 10, 2009. The initial exercise price is subject to adjustment in the event Microvision issues common stock or derivative securities at a price per share of common stock below the market price or the exercise price of the warrant. Due to below market issuances of Company's common stock the exercise price of the warrants issued with the Preferred Stock was adjusted to $6.40 as of December 31, 2005.

The net cash proceeds of $9.9 million were allocated to the preferred stock and the warrant based on the relative fair values of the securities. The warrants were valued using the Black Scholes option-pricing model with the following assumptions: expected volatility, 75%, risk free interest rate, 3.4%, and contractual life five years. $1.3 million of the proceeds were allocated to the warrant and were recorded as an increase to additional paid-in capital.

Subsequent to the relative fair value allocation, the effective conversion price of the convertible preferred stock was less than the closing price of Microvision's common stock on the date of commitment to purchase the preferred stock. This beneficial conversion feature was measured as $1.2 million which represents the difference between the fair value of the common stock and the effective conversion price. This beneficial conversion feature was recorded to additional paid-in capital and will be recorded as a deemed dividend to preferred stockholders (accretion) over the stated life of the preferred stock which is three years.

- In April 2004, Lumera raised $2.3 million from the issuance of convertible promissory notes. The notes accrue interest at a rate of 6.5% per annum and are payable on demand upon the closing of an underwritten public offering of Lumera's common stock. Lumera completed an initial public offering in July 2004. The principal amount and any accrued but unpaid interest in respect of each note is convertible at any time, at the option of the holder, into shares of Lumera's Class A common stock. The conversion price is $6.00 per share of common stock. In connection with the sale of these convertible notes, Lumera also issued warrants to purchase shares of common stock. The number of shares is based on a formula based on the exercise price of the warrant and the face amount of the holder's convertible note. The exercise price of the warrants is equal to $7.20 per share. All of the warrants are exercisable on the date of grant and expire in April 2009. The value of the warrants granted was estimated to be approximately $344,000 using the Black Scholes option pricing model. The relative fair value of the warrants of $299,000 was treated as a debt issuance cost and amortized to interest expense over the one year term of the convertible notes.

- In March 2004 Lumera raised $500,000, before issuance costs, from the sale of 250,000 shares of Series B convertible preferred stock to a group of private investors. Microvision did not participate in the offering.

The Company's investment policy restricts investments to ensure principal preservation and liquidity. Generally, the Company invests cash that it expects to use within approximately sixty days in U.S. treasury-backed instruments. The Company invests the balance of its cash in high quality investment securities. The investment securities portfolio is limited to U.S. government and U.S. government agency debt securities and other high-grade securities generally with maturities of three years or less.

Future operating expenditures and capital requirements will depend on numerous factors, including the following:

- the progress of research and development programs,
- the progress in commercialization activities and arrangements,
- the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights,
- competing technological and market developments, and
- Microvision's ability to establish cooperative development, joint venture and licensing arrangements.

In order to maintain its exclusive rights under the Company's license agreement with the University of Washington, the Company is obligated to make royalty payments to the University of Washington with respect to the Virtual Retinal Display technology. If the Company is successful in establishing original equipment manufacturer co-development and joint venture arrangements, the Company expects its partners to fund certain non-recurring engineering costs for technology development and/or for product development. Nevertheless, the Company expects its cash requirements to increase at a rate consistent with revenue growth as it expands its activities and operations with the objective of commercializing the scanned beam technology.

The following table lists the Company's contractual obligations (in thousands):

	December 31,						
	2006	2007	2008	2009	2010	After 2010	Total
Contractual Obligations:							
Open purchase orders *	$ 2,875	$ --	$ --	$ --	$ --	$ --	$ 2,875
Minimum payments under senior secured convertable notes including interest	12,202	2,812	--	--	--	--	15,014
Minimum payments under capital leases	41	39	33	27	20	--	160
Minimum payments under operating leases	741	850	834	837	867	2,400	6,529
Minimum payments under research, royalty and licensing agreements†	390	390	215	215	175	--	1,385
Total	$ 16,249	$ 4,091	$ 1,082	$ 1,079	$ 1,062	$ 2,400	$ 25,963

* Open purchase orders represent commitments to purchase inventory, materials, capital equipment and other goods used in the normal course of the Company's business.

† License and royalty obligations continue through the lives of the underlying patents, which is currently at least 2017.

Microvision's cash balance at December 31, 2005 was $6.9 million. In addition, Microvision raised $10.3 million in January 2006 through the sale of 2.6 million shares of its Lumera common stock to a small group of investors. To the extent required to implement the Microvision's operating plan, Microvision may sell or pledge as collateral, its unpledged shares of Lumera common stock. As of March 1, 2006, Microvision owns approximately 322,000 shares of Lumera common stock that have not been pledged as collateral for the Company's convertible notes issued as of March 11, 2005 and the notes issued in December 2005. Based on the March 1, 2006 closing price of $4.10, the Lumera shares that have not been pledged as collateral have a market value of approximately $1.2 million. Based on our current operating plan and budgeted cash requirements, we expect to need additional cash to fund our operations in July 2006. Since we hold a large percentage of Lumera's common stock, if an active market is not sustained, it may be difficult for us to sell our shares of Lumera's common stock at a value sufficient to fund our operating plans.

Microvision may also raise financing through future sales of Microvision preferred or common stock, issuance of debt securities or other borrowings. There can be no assurance that other additional financing will be available to Microvision or that, if available, it will be available on terms acceptable to Microvision on a timely basis. If adequate funds are not available to satisfy either short-term or long-term capital requirements, Microvision may be required to limit its operations substantially. This limitation of operations may include reductions in staff and operating costs as well as reductions in capital expenditures and investment in research and development.

Should expenses exceed the amounts budgeted, the Company may require additional capital earlier than July 2006 to further the development of its technology, for expenses associated with product development, and to respond to competitive pressures or to meet unanticipated development difficulties The operating plan also provides for the development of strategic relationships with systems and equipment manufacturers that may require additional investments by the Company. The Company's capital requirements will depend on many factors, including, but not limited to, the rate at which the Company can, directly or through arrangements with original equipment manufacturers, introduce products incorporating the scanned beam technology and the market acceptance and competitive position of such products.

New accounting pronouncements In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share-Based Payment", which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all employee share-based awards granted after the effective date to be valued at fair value, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123(R) is effective for all share-based awards granted on or after January 1, 2006. In addition, companies must recognize compensation expense related to any awards that are not fully vested as of the effective date. Compensation expense for the unvested employee awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. The first reporting period where employee share-based compensation will be recognized is March 31, 2006. Share-based compensation expense in 2006 will be affected by our stock price at the time of grants are awarded, the number and structure of stock-based awards our board of directors may grant during the year, any other actions taken with respect to outstanding options, as well as a number of complex and subjective valuation assumptions. These valuation assumptions include, but are not limited to, the future volatility of our stock price and employee stock option exercise behaviors. The Company is currently evaluating the alternative methods for implementing SFAS No. 123(R) and there is sufficient uncertainty surrounding future share-based compensation actions and valuation estimates that the Company is not in a position to provide a useful estimate of the financial statement impact of SFAS No. 123(R) in 2006 at this time.

In November 2004 the FASB issued SFAS 151 Inventory Cost - an Amendment of ARP No. 43, chapter 4 ("SFAS 151") which provides clarifies accounting for abnormal manufacturing costs. The Company is required to adopt SFAS 151 for years beginning after June 30, 2005. The Company does not believe that adoption of SFAS 151 will have a material impact on its financial statements.

In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107 ("SAB 107"), "Share Based Payment," which expresses the SEC's views on the interaction between SFAS 123R and certain SEC rules and regulations. The Company is currently assessing the guidance in SAB 107 as part of its evaluation of the adoption of SFAS 123R.

Subsequent Events In January 2006, the Company raised $10,324,000 from the sale of 2,550,000 shares of Lumera common stock. As a result of the sale, the Company will record a "gain on sale of equity subsidiary" of approximately $7.3 million. Subsequent to the sale, the Company owned 2,072,000 shares, or 12%, of the outstanding shares of Lumera common stock. After January 31, 2006, due to the change in ownership percentage, Microvision will account for its investment in Lumera using the cost method.

In January 2006 the Chief Executive Officer's employment was terminated and the Chief Financial Officer resigned. The Company appointed Alexander Y. Tokman to Chief Executive Officer in January 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Substantially all of the Company's cash equivalents and investment securities are at fixed interest rates and, as such, the fair value of these instruments is affected by changes in market interest rates. Due to the generally short-term maturities of these investment securities, the Company believes that the market risk arising from its holdings of these financial instruments is not significant. The Company's investment policy restricts investments to ensure principal preservation and liquidity. The Company invests cash that it expects to use within approximately sixty days in U.S. treasury-backed instruments. The Company invests cash in excess of sixty days of its requirements in high quality investment securities. The investment securities portfolio is limited to U.S. government and U.S. government agency debt securities and other high-grade securities generally with maturities of three years or less.

The maturities of cash equivalents and investment securities, available-for-sale, as of December 31, 2005, are as follows:

	Amount	Percent
Cash	$ 1,778,000	25.9 %
Less than one year	5,082,000	74.1
	$ 6,860,000	100.0 %

All of the Company's development contract payments are made in U.S. dollars. However, in the future the Company may enter into additional development contracts in foreign currencies that may subject the Company to additional foreign exchange rate risk. The Company intends to enter into foreign currency hedges to offset the exposure to currency fluctuations when it can determine the timing and amounts of the foreign currency exposure.

The Company owns 2.1 million shares of Lumera common stock with a market value of $8.5 million based on the closing price of $4.10 per share on March 1, 2006. Lumera's stock price is subject to fluctuation and may decrease, lowering the value of our investment. The Company owns approximately 12% of Lumera's common stock. Since the Company holds a large percentage of Lumera's common stock, if an active market does not develop or is not sustained, it may be difficult to sell the shares of Lumera's common stock at an attractive price or at all. The likelihood of Lumera's success, and the value of the Company's common stock, must be considered in light of the risks frequently encountered by early stage companies, especially those formed to develop and market new technologies. These risks include Lumera's potential inability to establish product sales and marketing capabilities; to establish and maintain markets for their potential products; and to continue to develop and upgrade their technologies to keep pace with changes in technology and the growth of markets using polymer materials. If Lumera is unsuccessful in meeting these challenges, its stock price, and the value of the Company's investment, could decrease.

CORPORATE INFORMATION

FORM 10-K

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained upon request without charge from the Company's headquarters, attention: Investor Relations

MARKET FOR REGISTRANT'S COMMON EQUITY RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITES.

The Company's common stock trades on The NASDAQ National Market under the symbol "MVIS." As of March 1, 2006, there were 377 holders of record of 25,243,000 shares of common stock outstanding. The Company has never declared or paid cash dividends on the common stock. The Company currently anticipates that it will retain all future earnings to fund the operation of its business and does not anticipate paying dividends on the common stock in the foreseeable future.

The Company's common stock began trading publicly on August 27, 1996. The quarterly high and low sales prices of the Company's common stock for each full quarterly period in the last two fiscal years and the year to date as reported by The NASDAQ National Market are as follows:

	Common Stock	
Quarter Ended	**HIGH**	**LOW**
2004		
March 31, 2004	$ 10.93	$ 7.34
June 30, 2004	10.00	5.06
September 30, 2004	8.95	3.75
December 31, 2004	8.00	5.04
2005		
March 31, 2005	$ 7.70	$ 5.03
June 30, 2005	6.77	4.15
September 30, 2005	6.49	5.04
December 31, 2005	6.53	3.02
2006		
January 1, 2006 to March 1, 2006	$ 4.25	$ 3.05

Officers and Directors

Design by Graphica, Seattle. Photography by Craig Terrones.

Board of Directors

Richard A. Cowell
Principal
Booz Allen Hamilton, Inc.

Slade Gorton
Of Counsel
Preston Gates & Ellis LLP;
Former U.S. Senator

Jeanette Horan
Vice President, Business Process and Architecture Integration
IBM

Marc Onetto

Richard F. Rutkowski

Alexander Y. Tokman
President and
Chief Executive Officer
Microvision, Inc.

Brian Turner
Chief Financial Officer
Coinstar, Inc.

Executive Officers

Alexander Y. Tokman
President and
Chief Executive Officer

Ian D. Brown
Vice President
Sales and Marketing

Sridhar Madhavan
Vice President
Engineering

Todd R. McIntyre
Senior Vice President
Global Strategic Marketing and Business Development

Thomas M. Walker
Vice President
General Counsel and Secretary

Stephen R. Willey
President
Sales and Marketing for Asia

Jeff T. Wilson
Chief Financial Officer

Independent Accountants

PricewaterhouseCoopers LLP

Transfer Agent

American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
Shareholder Services
800 937-5449

Stock Listing

Microvision, Inc. common stock is traded on The Nasdaq Stock Market under the symbol MVIS.

Investor Inquiries

Microvision, Inc.
Attn: Investor Relations
6222 185th Ave NE
Redmond, WA 98052
425 936-6847
ir@microvision.com

Corporate Counsel

Ropes & Gray LLP
One International Place
Boston, MA 02110

Forward-looking Statements

Statements contained in this annual report that relate to future plans, potential applications of our technology, plans for product development, future product size and cost, sales and sales growth, customers and partners, signing of contracts, future operations and shipping of products, as well as statements containing words like "expect," "believe," "could," "anticipate," "estimate," "will" and other similar expressions, are forward-looking statements that involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from those projected in the Company's forward-looking statements include the following: Capital market risks, our ability to raise additional capital when needed; market acceptance of our technologies and products; our financial and technical resources relative to those of our competitors; our ability to keep up with rapid technological change; our dependence on the defense industry and a limited number of government development contracts; government regulation of our technologies; our ability to enforce our intellectual property rights and protect our proprietary technologies; the ability to obtain additional contract awards; the timing of commercial product launches and delays in product development; the ability to achieve key technical milestones in key products; dependence on third parties to develop, manufacture, sell and market our products; potential product liability claims, risks related to Lumera's business and the market for its equity and other risk factors identified from time to time in the company's SEC reports and other filings, including the Company's Annual Report on Form 10-K filed with the SEC. Except as expressly required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changes in circumstances or any other reason.

www.microvision.com

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MICROVISION®